Exhibit (a)(1)(G)
Amended and Restated Offer to Purchase for Cash
All Outstanding Shares of Common Stock
of
Beacon Roofing Supply, Inc.
at
$124.35 Per Share
by
Queen MergerCo, Inc.
A Wholly Owned Subsidiary of
QXO, Inc.
THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 5:00 P.M.,
NEW YORK CITY TIME, ON APRIL 14, 2025, UNLESS THE OFFER IS EXTENDED.
Queen MergerCo, Inc., a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of QXO, Inc., a Delaware corporation (“QXO”), is offering to purchase all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Beacon Roofing Supply, Inc., a Delaware corporation (“Beacon”), at a price of $124.35 per share, to the seller in cash, without interest and less any required withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in this Amended and Restated Offer to Purchase (as may be subsequently amended and supplemented from time to time, the “Offer to Purchase”) and the accompanying letter of transmittal (the “Letter of Transmittal”), which, together with any amendments or supplements thereto, collectively constitute the “Offer”.
The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of March 20, 2025 (together with any amendments or supplements thereto, the “Merger Agreement”), by and among QXO, Purchaser and Beacon, pursuant to which, following consummation of the Offer and, subject to the satisfaction or waiver of certain customary conditions set forth in the Merger Agreement, Purchaser will be merged with and into Beacon (the “Merger”), with Beacon surviving the Merger as a wholly owned subsidiary of QXO, without a vote of the stockholders of Beacon, in accordance with Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”). At the effective time of the Merger, each Share outstanding that is not tendered and accepted pursuant to the Offer (other than Shares held by QXO or its subsidiaries, in treasury of Beacon or by its subsidiaries or by stockholders who seek to exercise their appraisal rights under the DGCL) will thereupon be cancelled and automatically converted into the right to receive cash in an amount equal to the Offer Price, without interest.
THE BOARD OF DIRECTORS OF BEACON UNANIMOUSLY RECOMMENDS THAT YOU ACCEPT THE OFFER AND TENDER ALL OF YOUR SHARES TO PURCHASER PURSUANT TO THE OFFER.
The board of directors of Beacon (the “Beacon Board”) unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby (including the Offer and the Merger) are fair to and in the best interests of Beacon and its stockholders, (ii) adopted, approved and declared advisable the Merger Agreement and the transactions contemplated thereby (including the Offer and the Merger), (iii) resolved that upon the terms and subject to the conditions set forth in the Merger Agreement, and in accordance with the DGCL, the Merger shall be governed by, and effected pursuant to, Section 251(h) of the DGCL and shall be effected as soon as practicable following the consummation of the Offer in accordance with the Merger Agreement without a vote on the adoption of the Merger Agreement by the stockholders of Beacon, and (iv) resolved to recommend that the stockholders of Beacon accept the Offer and tender their Shares to Purchaser pursuant to the Offer, on the terms and subject to the conditions set forth in the Merger Agreement.
THE OFFER IS SUBJECT TO THE CONDITIONS SET FORTH IN THE SECTION OF THIS OFFER TO PURCHASE TITLED “THE OFFER—SECTION 15—CONDITIONS OF THE OFFER”. These include, among other things, the Minimum Tender Condition, the Regulatory Approvals Condition, the Material Adverse Effect Condition and the No Injunction Condition each as defined and set forth in the section of the Offer to Purchase titled “The Offer—Section 15—Conditions of the Offer” beginning on page 46.
Consummation of the Offer is not conditioned upon any financing arrangements or subject to any financing condition.

Each of QXO and Beacon has made its respective filings pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”) and Part IX of the Competition Act (Canada) with respect to the Offer. The waiting period under the HSR Act with respect to the Offer expired on February 11, 2025 and QXO received early termination of the waiting period from the Canadian Competition Bureau on February 10, 2025.
This transaction has not been approved or disapproved by the Securities and Exchange Commission (“SEC”) or any state securities commission, nor has the SEC or any state securities commission passed upon the fairness or merits of this transaction or upon the accuracy or adequacy of the information contained in this document. Any representation to the contrary is a criminal offense.
This Offer to Purchase and the related Letter of Transmittal contain important information, and you should carefully read both in their entirety before making a decision with respect to the Offer.
March 31, 2025

IMPORTANT
Any stockholder of Beacon who desires to tender all or a portion of such stockholder’s Shares in the Offer should either (i) complete and manually sign the accompanying Letter of Transmittal or a facsimile thereof in accordance with the instructions in the Letter of Transmittal, and mail or deliver the Letter of Transmittal together with the certificates representing tendered Shares and all other required documents to Computershare Trust Company, N.A., the depositary for the Offer (the “Depositary”), or tender such Shares pursuant to the procedure for book-entry transfer set forth in “The Offer—Section 3—Procedure for Tendering Shares” or (ii) request that such stockholder’s broker, dealer, commercial bank, trust company or other nominee effect the transaction for such stockholder. Stockholders whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such person if they desire to tender their Shares.
Any stockholder who desires to tender Shares and whose certificates representing such Shares are not immediately available or who cannot deliver such certificates and all other required documents to the Depositary on or prior to the expiration of the Offer, or who cannot comply with the procedures for book-entry transfer on a timely basis, may tender such Shares pursuant to the guaranteed delivery procedure set forth in “The Offer—Section 3—Procedure for Tendering Shares.”
Any stockholder who has previously validly tendered Shares pursuant to the Offer and has not validly withdrawn such Shares need not take any further action in order to receive the offer price of $124.35 per share, to the seller in cash, without interest and less any required withholding taxes, if Shares are accepted for payment and paid for by the Purchaser pursuant to the Offer, except as may be required by the guaranteed delivery procedure, if such procedure was utilized.
Questions and requests for assistance may be directed to the Information Agent at the address or telephone numbers set forth on the back cover of this Offer to Purchase. Requests for copies of this Offer to Purchase, the related Letter of Transmittal, the Notice of Guaranteed Delivery and all other related materials may be directed to the Information Agent or brokers, dealers, commercial banks and trust companies, and copies will be furnished promptly at the Purchaser’s expense. Additionally, this Offer to Purchase, the related Letter of Transmittal and other materials relating to the Offer may be found at http://www.sec.gov.

i

SUMMARY TERM SHEET
Queen MergerCo, Inc., a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of QXO, Inc., a Delaware corporation (“QXO”), is offering to purchase all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Beacon Roofing Supply, Inc., a Delaware corporation (“Beacon”), at a price of $124.35 per Share, to the seller in cash, without interest and less any required withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in this Amended and Restated Offer to Purchase (as may be subsequently amended and supplemented from time to time, the “Offer to Purchase”) and the accompanying letter of transmittal (the “Letter of Transmittal”), which, together with any amendments or supplements thereto, collectively constitute the “Offer”. The following are some of the questions you, as a Beacon stockholder, may have and answers to those questions. You should carefully read this Offer to Purchase and the accompanying Letter of Transmittal in their entirety because the information in this summary term sheet is not complete and additional important information is contained in the remainder of this Offer to Purchase and the Letter of Transmittal. QXO and the Purchaser have included cross-references in this summary term sheet to other sections of this Offer to Purchase where you will find more complete descriptions of the topics mentioned below.
In this Offer to Purchase, unless the context requires otherwise, the terms “we,” “our” and “us” refer to QXO and its subsidiaries, collectively.
Who is offering to buy the Shares?
The Purchaser, Queen MergerCo, Inc., is a Delaware corporation formed for the purpose of making this Offer to acquire all of the outstanding Shares of Beacon. The Purchaser is a wholly owned subsidiary of QXO.
QXO provides technology solutions, primarily to clients in the manufacturing, distribution and service sectors. QXO plans to become a tech-forward leader in the $800 billion building products distribution industry. QXO is targeting tens of billions of dollars of annual revenue in the next decade through accretive acquisitions and organic growth. See “The Offer—Section 9—Certain Information Concerning the Purchaser, QXO, TopCo and HoldCo.”
What securities are you offering to purchase?
We are offering to acquire all of the outstanding Shares of Beacon. We refer to one share of Beacon common stock as a “share” or “Share.” See “Introduction.”
How much are you offering to pay for my Shares and what is the form of payment?
We are offering to pay $124.35 per Share to you, in cash, without interest and less any required withholding taxes. If you are the record owner of your Shares and you directly tender your Shares to us in the Offer, you will not be required to pay brokerage fees or similar expenses. If you own your Shares through a broker, dealer, commercial bank, trust company or other nominee, and your broker, dealer, commercial bank, trust company or other nominee tenders your Shares on your behalf, they may charge you a fee for doing so. You should consult your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply. See “Introduction.”
Any stockholder who has previously validly tendered Shares pursuant to the Offer and has not validly withdrawn such Shares need not take any further action in order to receive the offer price of $124.35 per share, to the seller in cash, without interest and less any required withholding taxes, if Shares are accepted for payment and paid for by the Purchaser pursuant to the Offer, except as may be required by the guaranteed delivery procedure, if such procedure was utilized. If you have not already tendered your Shares, please disregard the materials previously delivered to you and use the materials accompanying this Amended and Restated Offer to Purchase. See “The Offer—Section 3—Procedure for Tendering Shares.”
Why are you making the Offer?
We are making the Offer because we want to acquire control of, and ultimately the entire equity interest in, Beacon. If the Offer is consummated, as soon as practicable following the consummation of the Offer, we intend to complete a second-step merger (the “Merger”) with Beacon pursuant to Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), pursuant to which Beacon will become a wholly owned subsidiary of QXO and all outstanding Shares that are not purchased in the Offer (other than Shares held by QXO and its subsidiaries or by stockholders who exercise and perfect their appraisal rights under the DGCL) will be exchanged for an amount in cash per Share equal to the Offer Price. See “The Offer—Section 13—Purpose of the Offer and the Merger; Plans for Beacon; Statutory Requirements; Approval of the Merger.”
Is there an agreement governing the Offer?
Yes. QXO, Purchaser and Beacon have entered into the Agreement and Plan of Merger, dated as of March 20, 2025 (together with any amendments or supplements thereto, the “Merger Agreement”). The Merger Agreement provides, among other terms, for the terms and conditions of the Offer and, as soon as practicable following (but in any event on the same day as) the consummation of the Offer, the Merger. See “The Offer—Section 12—The Merger Agreement.”
Why are the Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery being amended and restated?
There have been recent developments relating to the Offer since it was commenced on January 27, 2025, all of which we have reported in amendments to our tender offer statement on Schedule TO that have been filed with the Securities and Exchange Commission (“SEC”) (including this Amended and Restated Offer to Purchase). On March 20, 2025, we entered into the Merger Agreement with Beacon, pursuant to which, following consummation of the Offer and, subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, Purchaser will be merged with and into Beacon, with Beacon surviving the Merger as a wholly owned subsidiary of QXO, without a vote of the stockholders of Beacon, in accordance with Section 251(h) of the DGCL. In accordance with the Merger Agreement, we are increasing the offer price from $124.25 to $124.35. We are amending and restating the Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery in order to offer you this higher offer price, to inform you of the terms and conditions of the Merger Agreement and to amend certain terms and conditions of the Offer in accordance with the Merger Agreement. See “Introduction.”
How long will it take to complete your proposed transaction?
We expect to complete the Offer and Merger on or around the end of April 2025, subject to the satisfaction of certain conditions set forth in the Merger Agreement, including (i) a number of Shares validly tendered and not validly withdrawn that, when added to the Shares then owned by QXO and its subsidiaries, represent a majority of the outstanding Shares as of the time of the expiration of the Offer and (ii) the absence of any law, order, injunction or decree in effect that restrains, enjoins or otherwise prohibits consummation of the proposed transaction. See “The Offer—Section 15—Conditions of the Offer.”
Do you have the financial resources to pay for the Shares?
We will need approximately $11 billion to purchase all outstanding Shares pursuant to the Offer and to refinance certain indebtedness in connection with the transaction. As of December 31, 2024, QXO had $5.0 billion of cash and cash equivalents. Queen TopCo, LLC, a Delaware limited liability company that is a direct wholly owned subsidiary of QXO and a parent entity of the Purchaser (“TopCo”), has obtained a total of $6.5 billion in debt financing commitments (the “Committed Debt Financing”), which can be used, together with cash and cash equivalents of QXO, to finance the consideration for the Offer, refinance certain indebtedness in connection with the transaction and pay related fees and expenses.
The Committed Debt Financing is provided by affiliates of each of Goldman Sachs, Morgan Stanley, Citi, Credit Agricole, Wells Fargo and Mizuho and is subject to the terms and conditions set forth in the related debt commitment letter.
The ultimate funding for the Offer and related transactions may utilize all or only a portion of the Committed Debt Financing in connection with the Offer and related transactions.
On March 17, 2025, QXO entered into purchase agreements (together, the “Purchase Agreements”) with certain institutional investors named therein (the “PIPE Investors”), pursuant to which QXO agreed to issue and sell to the PIPE Investors in a private placement (the “Private Placement”) approximately 67.5 million shares

(the “PIPE Shares”) of QXO’s common stock at a purchase price of $12.30 per share. The aggregate gross proceeds from the Private Placement are expected to be approximately $830 million, before deducting placement agent fees and offering expenses. The closing of the Private Placement is contingent upon the concurrent consummation of the Offer.
QXO and the Purchaser expect, based upon the combination of internally available cash and borrowings under the Committed Debt Financing, to have sufficient cash on hand at the expiration of the Offer to pay the offer price for all Shares in the Offer, to refinance certain indebtedness in connection with the transaction and to pay related fees and expenses. Consummation of the Offer is not conditioned upon any financing arrangements or subject to a financing condition. See “The Offer—Section 10—Source and Amount of Funds.”
Is your financial condition material to my decision to tender in the Offer?
No. We do not think that our financial condition is material to your decision whether to tender Shares and accept the Offer because:
•	the Offer is being made for all outstanding Shares solely for cash;
•	the Offer is not subject to any financing condition;
•
a subsidiary of QXO has received financing commitments in respect of funds, together with QXO’s cash on hand, sufficient to purchase all Shares validly tendered in the Offer and not validly withdrawn as described in more detail in “The Offer—Section 10—Source and Amount of Funds”; and

•
if we consummate the Offer, we will acquire in the Merger all remaining Shares that are not purchased in the Offer (other than Shares held by QXO and its subsidiaries or by stockholders who exercise and perfect their appraisal rights under the DGCL) for an amount in cash per Share equal to the highest price paid per Share pursuant to the Offer, and we will have sufficient funds available pursuant to the financing commitments and QXO’s cash on hand to consummate the Merger.

What does the Board of Directors of Beacon think of the Offer?
The board of directors of Beacon (the “Beacon Board”) unanimously:
•	determined that the Merger Agreement and the transactions contemplated thereby (including the Offer and the Merger) are fair to and in the best interests of Beacon and its stockholders;
•	adopted, approved and declared advisable the Merger Agreement and the transactions contemplated thereby (including the Offer and the Merger);
•
resolved that upon the terms and subject to the conditions set forth in the Merger Agreement, and in accordance with the DGCL, the Merger shall be governed by, and effected pursuant to, Section 251(h) of the DGCL and will be effected as soon as practicable following the consummation of the Offer in accordance with the Merger Agreement without a vote on the adoption of the Merger Agreement by the stockholders of Beacon; and

•
resolved to recommend that the stockholders of Beacon accept the Offer and tender their Shares to Purchaser pursuant to the Offer, on the terms and subject to the conditions set forth in the Merger Agreement.

Beacon will file an amended Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC setting forth the recommendation of the Beacon Board that Beacon’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer consistent with its obligations under the Merger Agreement.
What are Beacon’s preferred share purchase rights?
According to Beacon’s public filings, preferred share purchase rights (“Rights”) were distributed to Beacon stockholders as a dividend at a rate of one Right for each outstanding Share held as of the close of business on February 7, 2025, pursuant to a stockholder rights agreement, dated as of January 27, 2025 (the “Rights Agreement”), by and between Beacon and Computershare Trust Company, N.A., as rights agent (the “Rights Agent”). The Rights Agreement has significant anti-takeover effects by causing substantial dilution to a person or group that attempts to acquire Beacon on terms not approved by the Beacon Board.

Pursuant to the Merger Agreement, the Beacon Board agreed to take all action necessary to (i) render the Rights inapplicable to the Merger Agreement and the transactions contemplated thereby in all respects, and (ii) provide that neither the execution and delivery of the Merger Agreement, nor the consummation of any of the transactions contemplated thereby, will result in the occurrence of a Distribution Time (as defined in the Rights Agreement) or in QXO or any other person being or becoming an Acquiring Person (as defined in the Rights Agreement) or otherwise cause the Rights to become exercisable by the holders thereof.
In connection with and prior to the execution of the Merger Agreement, Beacon delivered to QXO an executed copy of Amendment No. 1 to the Rights Agreement, dated as of March 20, 2025, by and between Beacon and the Rights Agent (the “Rights Agreement Amendment”). The Rights Agreement Amendment amends the Rights Agreement so that, among other changes, QXO and its subsidiaries and affiliates shall not be deemed an “Acquiring Person”, by virtue of (i) the execution of, or their entry into, the Merger Agreement, (ii) the execution of, or their entry into, any other contract or instrument in connection with the Merger Agreement, (iii) their acquisition or their right to acquire, beneficial ownership of the Shares as a result of their execution of the Merger Agreement or (iv) the commencement or consummation of the Offer, the Merger or the other the Merger Agreement and the transactions contemplated thereby. Additionally, the Rights Agreement Amendment provides that the Rights (as defined in the Rights Agreement) and the Rights Agreement itself will terminate and expire immediately prior to the effective time of the Merger.
How long do I have to decide whether to tender in the Offer?
You have until the expiration time of the Offer to tender. The Offer currently is scheduled to expire at 5:00 p.m., New York City time, on April 14, 2025. We have agreed to extend the Offer in the following circumstances pursuant to the terms of the Merger Agreement:
•
for successive periods of not more than five business days (the length of such period to be determined by us in our sole discretion), or for such longer period as the parties may agree, in order to permit the satisfaction of the conditions of the Offer (if, on the then-effective Expiration Time, any of the conditions to the Offer set forth in “The Offer—Section 15—Conditions of the Offer” have not been satisfied or waived); and

•
for any period required by any rule, regulation, interpretation or position of the SEC or its staff applicable to the Offer or necessary to resolve any comments of the SEC or its staff applicable to the Offer or the Offer documents.

We may also extend the Offer for up to two successive periods of five business days each, in our sole discretion and upon notice to Beacon at least 24 hours’ prior to the then-effective Expiration Time.
Notwithstanding the foregoing, the Merger Agreement provides that in no event will the Purchaser be required to extend the Offer beyond May 20, 2025.
If the Offer is extended, we will issue a press release announcing the extension at or before 9:00 a.m., New York City time, on the next business day after the date the Offer was scheduled to expire. See “The Offer—Section 1—Terms of the Offer.”
What are the conditions to the Offer?
The consummation of the Offer is subject to a number of conditions, including, among other things, the Minimum Tender Condition, the Regulatory Approvals Condition, the Material Adverse Effect Condition and the No Injunction Condition, each as defined and set forth in “The Offer—Section 15—Conditions of the Offer”. All required consents, registrations, approvals, permits and authorizations for the Regulatory Approvals Condition have been satisfied as of the date of this Offer to Purchase.
Subject to applicable law, the applicable rules and regulations of the SEC and the terms and conditions of the Merger Agreement, QXO and Purchaser expressly reserve the right (but will not be obligated) to waive any conditions to the Offer at any time, in each case by giving oral or written notice of such waiver to the Depositary and by making public announcement thereof, except for the Minimum Tender Condition, which may be waived by QXO and Purchaser only with the prior written consent of Beacon. If we waive a material condition of the Offer, we will extend the Offer, if required by applicable law, for a period sufficient to allow you to consider the amended terms of the Offer.

The consummation of the Offer is not conditioned upon any financing arrangements or subject to any financing condition.
How will I be notified if the Offer is extended?
If we decide to extend the Offer, we will inform Computershare Trust Company, N.A., the depositary for the Offer (the “Depositary”), of that fact and will make a public announcement of the extension, no later than 9:00 a.m., New York City time, on the next business day after the date the Offer was scheduled to expire. See “The Offer—Section 1—Terms of the Offer.”
How do I tender my Shares?
To tender Shares, you must deliver the certificates representing your Shares, together with a completed Letter of Transmittal and any other required documents, to the Depositary, or tender such Shares pursuant to the procedure for book-entry transfer set forth in “The Offer—Section 3—Procedure for Tendering Shares—Book-Entry Transfer,” not later than the time the Offer expires. If your Shares are held in street name by your broker, dealer, bank, trust company or other nominee, such nominee can tender your Shares through The Depository Trust Company.
If you cannot deliver everything required to make a valid tender to the Depositary before the expiration of the Offer, you may have a limited amount of additional time by having a financial institution (including most banks, savings and loan associations and brokerage houses) that is a member of Securities Transfer Agents Medallion Program or other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), guarantee, pursuant to a Notice of Guaranteed Delivery, that the missing items will be received by the Depositary within one Nasdaq Stock Market (“Nasdaq”) trading day. However, the Depositary must receive the missing items within that one-trading-day period. See “The Offer—Section 3—Procedure for Tendering Shares.”
Stockholders tendering their Shares according to the guaranteed delivery procedures may do so using the initial Notice of Guaranteed Delivery circulated with the initial Offer dated January 27, 2025 or the Amended and Restated Notice of Guaranteed Delivery circulated herewith.
If I tendered my Shares before the offer price was increased to $124.35 per Share, do I have to do anything now?
No. Beacon stockholders do not have to take any action regarding any Shares previously validly tendered and not validly withdrawn, except as may be required by the guaranteed delivery procedure, if such procedure was utilized. If the Offer is completed, these Shares will be accepted for payment and such stockholders will receive the offer price of $124.35 per Share, to the stockholder in cash, without interest and less any required withholding taxes.
Until what time can I withdraw tendered Shares?
You can withdraw tendered Shares at any time before the Offer has expired, and, thereafter, you can withdraw them at any time until we accept such Shares for payment. See “The Offer—Section 4—Withdrawal Rights.”
How do I withdraw tendered Shares?
To withdraw tendered Shares, you must deliver a written notice of withdrawal with the required information to the Depositary while you have the right to withdraw the Shares. See “The Offer—Section 4—Withdrawal Rights.”
When and how will I be paid for my tendered Shares?
Upon the terms and subject to the conditions of the Offer, we will pay for all validly tendered and not withdrawn Shares promptly after the later of the date of expiration of the Offer and the satisfaction or waiver of the conditions to the Offer set forth in “The Offer—Section 15—Conditions of the Offer.”
We will pay for your validly tendered and not validly withdrawn Shares by depositing the purchase price with the Depositary, which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. In all cases, payment for tendered Shares will be made only after timely receipt by the Depositary of certificates for such Shares (or of a confirmation of a book-entry transfer of such Shares) as described in “The Offer—Section 3—Procedures for Tendering Shares”, a properly completed, timely received and duly executed Letter of Transmittal (or a manually signed facsimile thereof) or Agent’s Message (as defined in “The Offer—Section 3—Procedure for Tendering Shares”) in lieu of a Letter of Transmittal and any other required documents for such Shares. See “The Offer—Section 2—Acceptance for Payment and Payment for Shares.”
Will the Offer be followed by a merger if all Shares are not tendered in the Offer?
If we accept for payment and pay for at least that number of Shares (excluding Shares tendered in the Offer pursuant to guaranteed delivery procedures that have not yet been “received” (as such term is defined in Section 251(h)(6)(f) of the DGCL)) that, when added to the Shares owned by QXO and its subsidiaries, represents at least a majority of the outstanding Shares as of the time of the expiration of the Offer, and the other conditions to the Merger are satisfied or waived, we will effect the Merger as soon as practicable thereafter (but in any event on the same day as the consummation of the Offer) in accordance with the terms of the Merger Agreement without a vote or any further action by the stockholders of Beacon pursuant to the DGCL. If the Merger takes place, Beacon will become a wholly owned subsidiary of QXO, and all remaining holders of Shares (other than Shares held by QXO or its subsidiaries, in treasury of Beacon or by its subsidiaries or by stockholders who exercise and perfect their appraisal rights under the DGCL) will be entitled to receive the same amount of cash per Share that they would have received had they validly tendered their Shares in the Offer. See “The Offer—Section 13—Purpose of the Offer and the Merger; Plans for Beacon; Statutory Requirements; Approval of the Merger.”
The treatment of your Shares if the Merger does take place and you properly seek to exercise your appraisal rights under the DGCL is discussed in “The Offer—Section 16—Certain Legal Matters; Regulatory Approvals; Appraisal Rights.”
Do I have to vote to approve the Merger?
If QXO and the Purchaser complete the Merger pursuant to Section 251(h) of the DGCL as a second-step merger, your vote is not required to approve the Merger. QXO and the Purchaser intend to complete the Offer only if a sufficient number of Shares are tendered such that the Minimum Tender Condition is satisfied, permitting QXO and the Purchaser to complete the second-step merger pursuant to Section 251(h) of the DGCL without the requirement of approval from the Beacon stockholders. See “The Offer—Section 13—Purpose of the Offer and the Merger; Plans for Beacon; Statutory Requirements; Approval of the Merger.”
If the Offer and the Merger are consummated, will Beacon continue as a public company?
As described above, we will, as soon as practicable following (but in any event on the same day as) the consummation of the Offer, acquire all the remaining Shares in the Merger. If the Merger takes place, Beacon will no longer be publicly owned. Even if the Merger does not take place, if we purchase all the tendered Shares, it is possible that there may be so few remaining stockholders and publicly held Shares that the Shares will no longer be eligible to be traded on a securities exchange, that there may not be an active or liquid public trading market for the Shares, and/or that Beacon may cease to be required to comply with the SEC rules relating to publicly held companies or otherwise cease to make filings with the SEC. See “The Offer—Section 7—Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing; Registration Under the Exchange Act; Margin Regulations.”
Is QXO still nominating directors to be elected to the Beacon Board?
In accordance with the terms of the Merger Agreement, QXO has irrevocably withdrawn the notice of nomination of candidates for election to the Beacon Board that it had previously delivered to Beacon.
If I decide not to tender, how will the Offer affect my Shares?
As described above, if the Offer is consummated, we have agreed to consummate the Merger as soon as practicable thereafter (but in any event on the same day as the consummation of the Offer). If the Merger is consummated, stockholders who did not tender their Shares in the Offer (other than those that properly exercise and perfect their appraisal rights) will be entitled to receive cash in an amount equal to the price per Share paid in the Offer. If, however, the Offer is consummated and the Merger does not take place for any reason, your Shares may be affected, among other ways, as described in this Offer to Purchase. See “The Offer—Section 7—Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing; Registration Under the Exchange Act; Margin Regulations.”
Are appraisal rights available in the Offer or the Merger?
Appraisal rights are not available in the Offer. Holders of record and beneficial owners of Shares at the effective time of the Merger who strictly comply with Section 262 of the DGCL will have the right to demand appraisal of their Shares. Under Section 262 of the DGCL, holders of record and beneficial owners of Shares who (i) do not tender their Shares in the Offer (or, if tendered, validly and subsequently withdraw such Shares prior to the Acceptance Time (as defined below)) and continuously hold (in the case of holders of record) or own (in the case of beneficial owners) their Shares through the effective date of the Merger, (ii) strictly comply with the procedures set forth in Section 262 of the DGCL, (iii) meet certain statutory requirements, and (iv) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case, in accordance with the DGCL, will be entitled to seek appraisal of their Shares and receive, in lieu of the Merger Consideration, a cash payment equal to the judicially determined “fair value” of their Shares in accordance with Section 262 of the DGCL, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any. Any judicial determination of the fair value of Shares could be based upon factors other than, or in addition to, the price per share to be paid in the Merger or the market value of the Shares. The value so determined could be more or less than the price per share to be paid in the Merger. See “The Offer—Section 16—Certain Legal Matters; Regulatory Approvals; Appraisal Rights.”
What is the market value of my Shares as of a recent date?
On January 14, 2025, the last trading day before the public announcement by QXO that it had made a proposal to acquire Beacon, the last sales price of the Shares reported on Nasdaq was $108.85 per Share. On March 19, 2025, the last trading day before execution of the Merger Agreement, the last sales price of the Shares reported on Nasdaq was $121.53 per Share. On March 28, the last full trading day before the date of this Offer to Purchase, the closing sales price of the Shares reported on Nasdaq was $123.82 per Share. Please obtain a recent quotation for your Shares prior to deciding whether or not to tender. See “The Offer—Section 6—Price Range of Shares; Dividends.”
What are the material U.S. federal income tax considerations of participating in the Offer?
In general, the receipt of cash in exchange for Shares pursuant to the Offer and the Merger will be a taxable transaction for U.S. federal income tax purposes. See “The Offer—Section 5—U.S. Federal Income Tax Considerations.”
We recommend that you consult your tax advisor to determine the tax consequences to you of participating in the Offer or the Merger in light of your particular circumstances (including the application and effect of any state, local or non-U.S. income and other tax laws).
Who can I talk to if I have questions about the Offer?
Questions and requests for assistance may be directed to Innisfree M&A Incorporated, the information agent for the Offer, at the telephone number and address set forth below and on the back cover page of this Offer to Purchase. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.
The Information Agent for the Offer is:

Innisfree M&A Incorporated
501 Madison Avenue, 20th Floor
New York, NY 10022
Stockholders may call toll free: (877) 717-3922
Banks and Brokers may call collect: (212) 750-5833

To the Stockholders of Beacon Roofing Supply, Inc.:
INTRODUCTION
We, Queen MergerCo, Inc., a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of QXO, Inc., a Delaware corporation (“QXO”), are offering to purchase all outstanding shares of common stock (the “Shares”), par value $0.01 per share, of Beacon Roofing Supply, Inc., a Delaware corporation (“Beacon”) at a price of $124.35 per Share, to the seller in cash, without interest and less any required withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in this Amended and Restated Offer to Purchase (as may be subsequently amended and supplemented from time to time, the “Offer to Purchase”) and the accompanying letter of transmittal (the “Letter of Transmittal”), which, together with any amendments or supplements thereto, collectively constitute the “Offer”. Stockholders who have Shares registered in their own names and tender directly to Computershare Trust Company, N.A., the depositary for the Offer (the “Depositary”), will not have to pay brokerage fees, commissions or similar expenses. Stockholders with Shares held in street name by a broker, dealer, bank, trust company or other nominee should consult with their nominee to determine whether such nominee will charge a fee for tendering Shares on their behalf. Except as set forth in Instruction 6 of the Letter of Transmittal, stockholders will not be obligated to pay transfer taxes on the sale of Shares pursuant to the Offer. We will pay all charges and expenses of the Depositary and Innisfree M&A Incorporated (the “Information Agent”) incurred in connection with their services in such capacities in connection with the Offer. See “The Offer—Section 18—Fees and Expenses.”
The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of March 20, 2025 (together with any amendments or supplements thereto, the “Merger Agreement”), by and among QXO, Purchaser and Beacon, pursuant to which, following consummation of the Offer and, subject to the satisfaction or waiver of certain customary conditions set forth in the Merger Agreement, Purchaser will be merged with and into Beacon (the “Merger”), with Beacon surviving the Merger as a wholly owned subsidiary of QXO, without a vote of the stockholders of Beacon, in accordance with Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”). At the effective time of the Merger, each Share outstanding that is not tendered and accepted pursuant to the Offer (other than Shares held by QXO or its subsidiaries, in treasury of Beacon or by its subsidiaries or by stockholders who seek to exercise their appraisal under the DGCL) will thereupon be cancelled and automatically converted into the right to receive cash in an amount equal to the Offer Price, without interest.
THE BOARD OF DIRECTORS OF BEACON UNANIMOUSLY RECOMMENDS THAT YOU ACCEPT THE OFFER AND TENDER ALL OF YOUR SHARES TO PURCHASER PURSUANT TO THE OFFER.
The board of directors of Beacon (the “Beacon Board”) unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby (including the Offer and the Merger) are fair to and in the best interests of Beacon and its stockholders, (ii) adopted, approved and declared advisable the Merger Agreement and the transactions contemplated thereby (including the Offer and the Merger), (iii) resolved that upon the terms and subject to the conditions set forth in the Merger Agreement, and in accordance with the DGCL, the Merger shall be governed by, and effected pursuant to, Section 251(h) of the DGCL and shall be effected as soon as practicable following the consummation of the Offer in accordance with the Merger Agreement without a vote on the adoption of the Merger Agreement by the stockholders of Beacon, and (iv) resolved to recommend that the stockholders of Beacon accept the Offer and tender their Shares to Purchaser pursuant to the Offer, on the terms and subject to the conditions set forth in the Merger Agreement.
THE OFFER IS SUBJECT TO THE CONDITIONS SET FORTH IN THE SECTION OF THIS OFFER TO PURCHASE TITLED “THE OFFER—SECTION 15—CONDITIONS OF THE OFFER”. These include, among other things, the Minimum Tender Condition, the Regulatory Approvals Condition, the Material Adverse Effect Condition and the No Injunction Condition set forth in the section of the Offer to Purchase titled “The Offer—Section 15—Conditions of the Offer” beginning on page 46.
Consummation of the Offer is not conditioned upon any financing arrangements or subject to any financing condition.
Each of QXO and Beacon has made its respective filings pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”) and Part IX of the Competition Act (Canada) with respect to the Offer. The waiting period under the HSR Act with respect to the Offer expired on February 11, 2025 and QXO received early termination of the waiting period from the Canadian Competition Bureau on February 10, 2025.
As of the date of this Offer to Purchase, QXO and its subsidiaries beneficially own 100 Shares representing less than 1% of the outstanding Shares. Based on a representation provided by Beacon in the Merger Agreement, as of the close of business on March 17, 2025, there were 61,784,623 Shares issued and outstanding, 920,529 stock options to purchase Shares and 1,145,070 restricted stock units (“RSUs”).
No appraisal rights are available in connection with the Offer; however, stockholders may have appraisal rights, if properly exercised and perfected under the DGCL and not withdrawn, in connection with the Merger. See “The Offer—Section 16—Certain Legal Matters; Regulatory Approvals; Appraisal Rights.”
Section 251(h) of the DGCL provides that, subject to certain statutory provisions, if following consummation of a successful tender offer for a public corporation, the purchaser irrevocably accepted for purchase at least the percentage of shares of each class or series of stock of the target corporation that would otherwise be required to adopt a merger agreement involving the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was paid in the tender offer, the purchaser may effect a merger without any vote of the other stockholders of the target corporation. Therefore, the parties have agreed that, subject to the conditions specified in the Merger Agreement, the Merger will become effective as soon as practicable following the consummation of the Offer (but in any event on the same day as the consummation of the Offer), without a vote by, and related stockholder meeting of, Beacon stockholders, in accordance with Section 251(h) of the DGCL. See “The Offer—Section 13—Purpose of the Offer and the Merger; Plans for Beacon; Statutory Requirements; Approval of the Merger.”
This Offer to Purchase and the related Letter of Transmittal contain important information, and you should carefully read both in their entirety before you make a decision with respect to the Offer.

THE OFFER
1.	Terms of the Offer.
Upon the terms and subject to the conditions of the Offer (including, if we extend or amend the Offer, the terms and conditions of any such extension or amendment), we will accept for payment and pay for all Shares validly tendered prior to the Expiration Time (as defined below) and not previously withdrawn in accordance with “The Offer—Section 15—Conditions of the Offer.” “Expiration Time” means 5:00 p.m., New York City time, on April 14, 2025, unless extended, in which event “Expiration Time” means the time and date at which the Offer, as so extended, shall expire.
The Offer is subject to the conditions set forth in “The Offer—Section 15—Conditions of the Offer,” which include, among other things, satisfaction of the Minimum Tender Condition, the Regulatory Approvals Condition, the Material Adverse Effect Condition and the No Injunction Condition. Subject to the satisfaction or waiver of the conditions to the Offer, we will accept and pay for all Shares validly tendered and not validly withdrawn pursuant to the Offer as soon as practicable after the Expiration Time (but in any event, within two business days). Pursuant to the terms of the Merger Agreement, if, on the then-effective Expiration Time, any of the conditions to the Offer set forth in “The Offer—Section 15—Conditions of the Offer” have not been satisfied or waived, we have agreed to extend the Offer for successive periods of not more than five business days (the length of such period to be determined by us in our sole discretion), or for such longer period as the parties may agree, in order to permit the satisfaction of the conditions of the Offer. In addition, we have agreed to extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or its staff applicable to the Offer or necessary to resolve any comments of the SEC or its staff applicable to the Offer or the Offer documents. We may also extend the Offer in our sole discretion for up to two successive periods of five business days each upon notice to Beacon at least 24 hours’ prior to the then-effective Expiration Time, or as otherwise may be mutually agreed by us and Beacon. In no event are we required to extend the Offer beyond May 20, 2025.
Subject to the applicable rules and regulations of the SEC, we reserve the right to waive any of the conditions to the Offer and make any other changes to the terms of the Offer, provided that Beacon’s consent is required for us to (i) decrease the Offer Price or change the form of consideration payable in the Offer, (ii) decrease the number of Shares sought to be purchased in the Offer, (iii) impose conditions or requirements to the Offer in addition to the conditions of the Offer set forth in “The Offer—Section 15—Conditions of the Offer” or amend, modify or supplement any of the conditions of the Offer set forth in “The Offer—Section 15—Conditions of the Offer”, (iv) waive, modify or amend the Minimum Tender Condition, (v) amend any other term of the Offer in a manner that is adverse to the holders of Shares except as required or permitted by the Merger Agreement, (vi) terminate the Offer or accelerate, extend or otherwise change the Expiration Time except as required or permitted by the Merger Agreement, or (vii) provide any “subsequent offering period” in accordance with Rule 14d-11 of the Exchange Act.
If we make any material change in the terms of or information concerning the Offer or waive a material condition of the Offer, we will extend the Offer, if required by applicable law, for a period sufficient to allow you to consider the amended terms of the Offer. In a published release, the SEC has stated that in its view an offer must remain open for a minimum period of time following a material change in the terms of such offer and that the waiver of a condition such as the Minimum Tender Condition is a material change in the terms of an offer. The SEC release states that an offer should remain open for a minimum of five (5) business days from the date the material change is first published, sent or given to stockholders, and that if material changes are made with respect to information that approaches the significance of price and number of shares tendered for, a minimum of ten (10) business days may be required to allow adequate dissemination and investor response.
“Business day” for these purposes means any day other than Saturday, Sunday or a U.S. federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.
If we extend the Offer, are delayed in accepting for payment of or paying for Shares or are unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may retain all Shares tendered on our behalf, and such Shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as provided in “The

Offer—Section 4—Withdrawal Rights.” Our reservation of the right to delay acceptance for payment of or payment for Shares is subject to applicable law, which requires that we pay the consideration offered or return the Shares deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer.
Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof. In the case of an extension of the Offer, we will make a public announcement of such extension no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Time.
Beacon has provided us with its stockholder list and security position listings which will be used, if needed, for the purpose of disseminating the Offer to holders of Shares. We will send this Offer to Purchase, the related Letter of Transmittal and other related documents to record holders of Shares and to brokers, dealers, banks, trust companies and other nominees whose names appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.
As soon as practicable following the consummation of the Offer, QXO and Purchaser expect to complete the Merger without a vote of the stockholders of Beacon pursuant to Section 251(h) of the DGCL.
2.	Acceptance for Payment and Payment for Shares.
Upon the terms and subject to the conditions of the Offer (including, if we extend or amend the Offer, the terms and conditions of any such extension or amendment), we will accept for payment and pay for all Shares validly tendered before the Expiration Time and not validly withdrawn. We expressly reserve the right, in our sole discretion, but subject to applicable laws, to delay acceptance for and thereby delay payment for Shares in order to comply with applicable laws or if any of the conditions referred to in “The Offer—Section 15—Conditions of the Offer” have not been satisfied or if any event specified in such Section has occurred. Subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), we reserve the right, in our sole discretion and subject to applicable law, to delay the acceptance for payment or payment for Shares until satisfaction of all conditions to the Offer. For a description of our right to terminate the Offer and not accept for payment or pay for Shares or to delay acceptance for payment or payment for Shares, see “The Offer—Section 15—Conditions of the Offer.”
We will pay for Shares accepted for payment pursuant to the Offer by depositing the purchase price with the Depositary, which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates for such Shares (or a confirmation of a book-entry transfer of such Shares) into the Depositary’s account at the Book-Entry Transfer Facility (as defined in “The Offer—Section 3—Procedure for Tendering Shares”), (ii) a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) or Agent’s Message in lieu of a Letter of Transmittal and (iii) any other required documents. For a description of the procedure for tendering Shares pursuant to the Offer, see “The Offer—Section 3—Procedure for Tendering Shares.” Accordingly, payment may be made to tendering stockholders at different times if delivery of the Shares and other required documents occurs at different times. Under no circumstances will we pay interest on the consideration paid for tendered Shares, regardless of any extension of or amendment to the Offer or any delay in making such payment.
For purposes of the Offer, we shall be deemed to have accepted for payment tendered Shares when, as and if we give oral or written notice of our acceptance to the Depositary.
We will pay $124.35 per Share to all stockholders that validly tender their Shares pursuant to the Offer, subject to the conditions of the Offer.
Shares tendered by Notice of Guaranteed Delivery will not be deemed validly tendered for purposes of satisfying the Minimum Tender Condition unless and until Shares underlying such Notice of Guaranteed Delivery are received by the Depositary.

If any tendered Shares are not accepted for payment pursuant to the Offer for any reason, or if certificates are submitted for more Shares than are tendered, certificates for such unpurchased or untendered Shares will be returned (or, in the case of Shares tendered by book-entry transfer, such Shares will be credited to an account maintained at the Book-Entry Transfer Facility), without expense to you, as promptly as practicable following the expiration or termination of the Offer.
3.	Procedure for Tendering Shares.
Valid Tender of Shares. In order for you to validly tender Shares pursuant to the Offer, either (i) the Depositary must receive at one of its addresses set forth on the back cover of this Offer to Purchase (a) a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) or Agent’s Message (as defined below) in lieu of a Letter of Transmittal and any other documents required by the Letter of Transmittal and (b) certificates for the Shares to be tendered or delivery of such Shares pursuant to the procedures for book-entry transfer described below (and a confirmation of such delivery including an Agent’s Message if the tendering stockholder has not delivered a Letter of Transmittal), in each case by the Expiration Time, or (ii) the guaranteed delivery procedure described below must be complied with.
The method of delivery of Shares, the Letter of Transmittal, the Agent’s Message and all other required documents, including through the Book-Entry Transfer Facility, is at the sole option and risk of the tendering stockholder, and delivery of the Shares, the Letter of Transmittal and all other required documents will be deemed made, and risk of loss thereof will pass, only when actually received by the Depositary (including, in the case of a book-entry transfer, by book-entry confirmation). If certificates for Shares are sent by mail, we recommend registered mail with return receipt requested, properly insured, in time to be received on or prior to the Expiration Time.
The valid tender of Shares pursuant to any one of the procedures described above will constitute your acceptance of the Offer, as well as your representation and warranty that (i) you own the Shares being tendered within the meaning of Rule 14e-4 under the Exchange Act, (ii) the tender of such Shares complies with Rule 14e-4 under the Exchange Act, (iii) you have the full power and authority to tender, sell, assign and transfer the Shares tendered, as specified in the Letter of Transmittal and (iv) when the same are accepted for payment by the Purchaser, the Purchaser will acquire good and unencumbered title thereto, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims.
Our acceptance for payment of Shares tendered by you pursuant to the Offer will constitute a binding agreement between us with respect to such Shares, upon the terms and subject to the conditions of the Offer.
Shares previously tendered and not withdrawn constitute valid tenders for purposes of the Offer as amended and restated hereby. Stockholders who have validly tendered and not validly withdrawn their Shares are not required to take any further action with respect to such Shares in order to receive the offer price of $124.35 per Share, to the seller in cash, without interest and less any required withholding taxes, if Shares are accepted for payment pursuant to the Offer, except as may be required by the guaranteed delivery procedure if such procedure was utilized. If you have not already tendered your Shares, please disregard the materials previously delivered to you and use the materials accompanying this Amended and Restated Offer to Purchase.
Book-Entry Transfer. The Depositary will establish an account with respect to the Shares for purposes of the Offer at The Depository Trust Company (the “Book-Entry Transfer Facility”) after the date of this Offer to Purchase. Any financial institution that is a participant in the Book-Entry Transfer Facility’s system may make book-entry transfer of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account in accordance with the Book-Entry Transfer Facility’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer, the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees or an Agent’s Message and any other required documents must, in any case, be transmitted to, and received by, the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase by the Expiration Time, or the guaranteed delivery procedure described below must be complied with. Delivery of the Letter of Transmittal and any other required documents to the Book-Entry Transfer Facility does not constitute receipt by the Depositary.
The term “Agent’s Message” means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a book-entry confirmation stating that the Book-Entry Transfer

Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that such participant has received, and agrees to be bound by, the terms of the Letter of Transmittal and that we may enforce such agreement against such participant.
Signature Guarantees. All signatures on a Letter of Transmittal must be guaranteed by a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing of the Securities Transfer Agents Medallion Program or any other “eligible guarantor institution” (as such term is defined in Rule 17Ad-15 under the Exchange Act) (each an “Eligible Institution”), unless (i) the Letter of Transmittal is signed by the registered holder of the Shares tendered therewith and such holder has not completed the box entitled “Special Payment Instructions” on the Letter of Transmittal or (ii) such Shares are tendered for the account of an Eligible Institution. See Instructions 1, 5 and 7 of the Letter of Transmittal.
If the certificates for Shares are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made or certificates for Shares not tendered or not accepted for payment are to be returned to a person other than the registered holder of the certificates surrendered, the tendered certificates must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered holders or owners appear on the certificates, with the signatures on the certificates or stock powers guaranteed as aforesaid. See Instructions 1, 5 and 7 of the Letter of Transmittal.
Guaranteed Delivery. If you wish to tender Shares pursuant to the Offer and cannot deliver such Shares and all other required documents to the Depositary by the Expiration Time or cannot complete the procedure for delivery by book-entry transfer on a timely basis, you may nevertheless tender such Shares if all of the following conditions are met:
(i) such tender is made by or through an Eligible Institution;
(ii) a properly completed and duly executed Notice of Guaranteed Delivery in the form provided by us is received by the Depositary, as provided below, by the Expiration Time; and
(iii) the certificate for such Shares, together with a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof), with any required signature guarantees (in respect of Shares tendered by any means other than book-entry transfer through the Depository) or, in the case of a book-entry transfer through DTC, a book-entry confirmation with respect to all such Shares together with an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, are received by the Depositary within one trading day after the date of execution of such Notice of Guaranteed Delivery. A “trading day” is any day on which Nasdaq is open for business.
The Notice of Guaranteed Delivery may be delivered or transmitted by mail or email to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery.
Stockholders tendering their Shares according to the guaranteed delivery procedures may do so using the initial Notice of Guaranteed Delivery circulated with the initial Offer dated January 27, 2025 or the Amended and Restated Notice of Guaranteed Delivery circulated herewith.
Backup Withholding. Under U.S. federal income tax laws, payments in connection with the Offer may be subject to “backup withholding” unless a tendering holder (1) provides a correct taxpayer identification number (which, for an individual, is the holder’s social security number) and any other required information, or (2) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, and otherwise complies with applicable requirements of the backup withholding rules. A holder that does not provide a correct taxpayer identification number may be subject to penalties imposed by the Internal Revenue Service (“IRS”). To avoid backup withholding of U.S. federal income tax on payments made pursuant to the Offer, each tendering U.S. Holder (as defined in “The Offer—Section 5—Certain U.S. Federal Income Tax Considerations”) should complete and return the IRS Form W-9 included with the Letter of Transmittal. Each tendering Non-U.S. Holder (as defined in “The Offer—Section 5—Certain U.S. Federal Income Tax Considerations”) should complete and submit IRS Form W-8BEN, W-8BEN-E (or other applicable IRS Form W-8), which can be obtained from the Depositary or at http://www.irs.gov. For a more detailed discussion of backup withholding, see “The Offer—Section 5—Certain U.S. Federal Income Tax Considerations.”
Appointment of Proxy. By executing a Letter of Transmittal or, in the case of a book-entry transfer, by delivery of an Agent’s Message in lieu of a Letter of Transmittal, you irrevocably appoint our designees as your attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of your rights with respect to the Shares tendered and accepted for payment by us (and any and all other Shares or other securities issued or issuable in respect of such Shares on or after the date of this Offer to Purchase). This power-of-attorney and proxy will be governed by and construed in accordance with the laws of the State of Delaware and applicable federal securities laws. All such powers-of-attorney and proxies are irrevocable and coupled with an interest in the tendered Shares (and such other Shares and securities). Such appointment is effective only upon our acceptance for payment of such Shares. Upon such acceptance for payment, all prior powers-of-attorney, proxies and consents granted by you with respect to such Shares (and such other Shares and securities) will, without further action, be revoked, and no subsequent powers-of-attorney, proxies or consents may be given (and, if previously given, will cease to be effective). Our designees will be empowered to exercise all your voting and other rights with respect to such Shares (and such other Shares and securities) as they, in their sole discretion, may deem proper at any annual, special or adjourned meeting of Beacon’s stockholders, or with respect to any actions by written consent in lieu of any such meeting or otherwise. We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon our acceptance for payment of such Shares, we or our designee must be able to exercise full voting, consent and other rights with respect to such Shares (and such other Shares and securities) (including voting at any meeting of stockholders).
The foregoing proxies are effective only upon acceptance for payment of Shares pursuant to the Offer. The Offer does not constitute a solicitation of proxies, absent a purchase of Shares, for any meeting of Beacon’s stockholders.
Determination of Validity. All questions as to the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto), the form of documents and the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us, in our discretion, which determination will be final and binding on all parties, subject to the rights of holders of Shares to challenge such determination with respect to their Shares in a court of competent jurisdiction and any subsequent judgment of any such court. We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance of or payment for which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any condition of the Offer to the extent permitted by applicable law or any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to our satisfaction. None of the Purchaser, QXO or any of their respective affiliates or assigns, the Depositary, the Information Agent or any other person will be under any duty to give any notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.
4.	Withdrawal Rights.
Except as otherwise provided in this Section 4, tenders of Shares are irrevocable. You may withdraw Shares that you have previously tendered pursuant to the Offer pursuant to the procedures set forth below at any time before the Expiration Time and, if such have not yet been accepted for payment as provided herein, any time after May 30, 2025, which is 60 days from the date of the date of this Offer to Purchase.
If we extend the Offer, delay acceptance for payment or payment for Shares or are unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may, on our behalf, retain all Shares tendered, and such Shares may not be withdrawn except as otherwise provided in this Section 4.
For your withdrawal to be effective, a written notice of withdrawal with respect to the Shares must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase, and the notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of Shares, if different from that of the person who tendered such Shares. If the certificates evidencing Shares to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with (except in the case of Shares tendered by an Eligible Institution) signatures guaranteed by an Eligible Institution must be submitted before the release of such Shares. In addition, such notice must specify, in the case of Shares tendered by delivery of certificates, the name of the registered holder (if different from that of the tendering stockholder) and the serial numbers shown on the particular certificates evidencing the Shares to be withdrawn or, in the case of Shares tendered by book-entry transfer, the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares.
Withdrawals may not be rescinded, and Shares withdrawn will thereafter be deemed not validly tendered. However, withdrawn Shares may be re-tendered by again following one of the procedures described in “The Offer—Section 3—Procedure for Tendering Shares” at any time before the Expiration Time.
We will determine, in our discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal, and our determination shall be final and binding, subject to the rights of holders of Shares to challenge such determination with respect to their Shares in a court of competent jurisdiction and any subsequent judgment of any such court. We also reserve the absolute right to waive any defect or irregularity in the withdrawal of Shares by any stockholder, whether or not similar defects or irregularities are waived in the case of any stockholder. None of QXO, the Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal or waiver of any such defect or irregularity or incur any liability for failure to give any such notification.
5.	U.S. Federal Income Tax Considerations.
This section is a general summary of the U.S. federal income tax considerations to holders whose Shares are tendered and accepted for payment pursuant to this Offer or whose Shares are not tendered but instead converted into the right to receive cash in the Merger. This summary is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), regulations thereunder and administrative and judicial interpretations thereof, all of which are subject to change, possibly with retroactive effect, and any such change could affect the accuracy of the statements and conclusions set forth in this discussion. This summary does not address any tax consequences arising under state, local or non-U.S. tax laws or U.S. federal estate or gift tax laws.
This discussion is limited to holders who hold Shares as capital assets for U.S. federal income tax purposes (generally, property held for investment). This discussion does not address all U.S. federal income tax considerations that may be relevant to a holder in light of such holder’s particular circumstances. This discussion also does not address all U.S. federal income tax considerations that may be relevant to holders that are subject to special tax rules, including expatriates and certain former citizens of the United States, holders whose functional currency is not the U.S. dollar, partnerships and other pass-through entities, “controlled non-U.S. corporations,” “passive non-U.S. investment companies,” financial institutions, insurance companies, brokers, dealers or traders in securities, commodities or currencies, tax-exempt organizations, tax qualified retirement plans, persons liable for the alternative minimum tax, persons holding Shares as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment, holders who acquired their Shares through stock options or stock purchase plan programs or other compensatory arrangements, regulated investment companies, real estate investment trusts, a holder that owns, actually or constructively, 5% or more of the Shares, investors who have elected to use a mark-to-market method of tax accounting, persons subject to the personal holding company or accumulated earnings rules, taxpayers subject to the anti-inversion rules, persons subject to special tax accounting rules as a result of any item of gross income with respect to the Shares being taken into account in an “applicable financial statement” (as defined in section 451 of the Code), or holders deemed to sell Shares under the constructive sale provisions of the Code.
For purposes of the Offer, a “U.S. Holder” means a beneficial owner of Shares that is, for U.S. federal income tax purposes: (i) an individual who is a citizen or resident of the United States; (ii) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust if (1) a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of the substantial decisions of the trust, or (2) it has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person. For purposes of the Offer, a “Non-U.S. Holder” is a beneficial owner of Shares (other than an entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder.

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. Partners of partnerships holding Shares should consult their tax advisors.
Holders are urged to consult their tax advisors to determine the tax consequences of participating in the Offer and the Merger in light of their particular circumstances (including the application and effect of any state, local or non-U.S. income and other tax laws).
U.S. Holders
Consequences of the Offer. The receipt of cash by U.S. Holders in exchange for Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. In general, you will recognize a capital gain or loss in an amount equal to the difference, if any, between the amount of cash received and your adjusted basis in the Shares exchanged. Gain or loss will be determined separately for each block of Shares (that is, Shares acquired at the same price in a single transaction) exchanged. If you are an individual or other non-corporate U.S. Holder whose holding period in the Shares exceeds one year, any such capital gain will generally be taxed at preferential rates. The deductibility of capital losses is subject to limitations.
Information Reporting and Backup Withholding. Payments made to U.S. Holders pursuant to the Offer or the Merger may be subject to information reporting and backup withholding. To avoid backup withholding, each U.S. Holder should provide the Depositary with a properly executed IRS Form W-9 included with the Letter of Transmittal certifying such U.S. Holder’s correct taxpayer identification number or otherwise establishing an exemption. Backup withholding is not an additional tax. U.S. Holders may use amounts withheld as a credit against their U.S. federal income tax liability or may claim a refund of any excess amounts withheld by timely filing a claim for refund with the IRS.
Non-U.S. Holders
Consequences of the Offer. Subject to the discussion below under “—Information Reporting and Backup Withholding,” a Non-U.S. Holder who receives cash in exchange for Shares pursuant to the Offer or the Merger will generally not be subject to U.S. federal income tax or withholding on any gain recognized, unless:
•
the gain, if any, is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States, and if required by an applicable income tax treaty, attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States;

•
the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the exchange of Shares pursuant to the Offer, and certain other requirements are met; or

•
Beacon is or has been a “U.S. real property holding corporation” (a “USRPHC”) under section 897 of the Code at any time during the shorter of the five-year period ending on the date of the disposition and your holding period for the Shares, in which case, subject to the exception set forth in the second sentence of the next paragraph, such gain will be subject to U.S. federal income tax in the same manner as income effectively connected with the conduct of a trade or business within the United States.

In general, a corporation is a USRPHC if the fair market value of its “U.S. real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. In the event that Beacon is determined to be a USRPHC, gain will not be subject to tax as U.S. trade or business income if your holdings (direct and indirect, taking into account certain constructive ownership rules) at all times during the applicable period constituted 5% or less of the Shares, provided that the Shares were “regularly traded” (as defined by applicable Treasury regulations) on an established securities market during such period.
Gain on the Shares that is effectively connected with the conduct by the Non-U.S. Holder of a trade or business within the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment of the non-U.S. Holder) will be subject to U.S. federal income tax on a net basis at the graduated rates applicable to U.S. persons generally (and, with respect to corporate non-U.S. Holders, may also be subject to a branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty). Gain described in the second bullet of the preceding paragraph will generally be subject to a flat 30% tax (unless reduced or eliminated by an applicable income tax treaty).
Information Reporting and Backup Withholding. Payments made to Non-U.S. Holders pursuant to the Offer or the Merger may be subject to information reporting and backup withholding. To avoid backup withholding, each Non-U.S. Holder should provide the Depositary with a properly executed IRS Form W-8BEN or W-8BEN-E (or other applicable IRS Form W-8) certifying such Non-U.S. Holder’s non-U.S. status or by otherwise establishing an exemption. Backup withholding is not an additional tax. Non-U.S. Holders may use amounts withheld as a credit against their U.S. federal income tax liability or may claim a refund of any excess amounts withheld by timely filing a claim for refund with the IRS.
6.	Price Range of Shares; Dividends.
The Shares are listed and principally traded on Nasdaq under the symbol “BECN.” The following table sets forth, for each of the periods indicated, the high and low intraday prices per Share on Nasdaq, and dividends paid per Share, as disclosed in Beacon’s SEC filings or, with respect to the 2025 prices, as reported in published financial sources:

	High	Low	Dividends Paid
Fiscal Year 2023:
First Quarter	$68.31	$50.42	—
Second Quarter	$84.10	$54.60	—
Third Quarter	$87.46	$74.38	—
Fourth Quarter	$89.39	$68.50	—
Fiscal Year 2024:
First Quarter	$99.11	$81.61	—
Second Quarter	$103.75	$88.55	—
Third Quarter	$105.42	$77.54	—
Fourth Quarter	$116.30	$83.75	—
Fiscal Year 2025:
First Quarter (through March 28, 2025)	$99.64	$123.90	—

On January 14, 2025, the last trading day before the public announcement by QXO that it had made a proposal to acquire Beacon, the last sales price of the Shares reported on Nasdaq was $108.85 per Share. On March 19, 2025, the last trading day before execution of the Merger Agreement, the last sales price of the Shares reported on Nasdaq was $121.53 per Share. On March 28, the last full trading day before the date of this Offer to Purchase, the sales price of the Shares reported on Nasdaq was $123.82 per Share. You are urged to obtain current market quotations for the Shares prior to making any decision with respect to the Offer.
7.	Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing; Registration Under the Exchange Act; Margin Regulations.
Assuming the requirements of Section 251(h) of the DGCL are satisfied, no stockholder vote will be required to consummate the Merger. Following consummation of the Offer and subject to the satisfaction or waiver of the remaining conditions contained in the Merger Agreement, the Merger Agreement requires that the Merger will be consummated as soon as practicable following (but in any event on the same day as) the consummation of the Offer.
Possible Effects of the Offer on the Market for the Shares. If the Merger is consummated, stockholders who did not tender their Shares in the Offer (other than those that properly exercise and perfect their appraisal rights under the DGCL) will be entitled to receive cash in an amount equal to the price per Share paid in the Offer. If, however, the Offer is consummated and the Merger does not take place for any reason, it is possible that there may be so few remaining stockholders and publicly held Shares that the Shares will no longer be eligible to be traded on a securities exchange and there may not be an active or liquid public trading market for the Shares. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the price paid in the Offer.

Stock Exchange Listing. The Shares are listed on Nasdaq. Promptly following the consummation of the Offer, we intend to consummate the Merger. If the Merger is consummated, the Shares will no longer meet the requirements for continued listing on Nasdaq because there will only be a single holder of the Shares, which will be the Purchaser, and will cause Beacon to delist the Shares from Nasdaq. However, prior to the consummation of the Merger, or in the event that the Merger is not consummated, depending on the number of Shares purchased pursuant to the Offer and the number of Beacon stockholders remaining thereafter, it is possible the Shares may no longer meet the standards for continued listing on Nasdaq and may be delisted from Nasdaq following consummation of the Offer. If, as a result of the purchase of Shares pursuant to the Offer, the Shares no longer meet the criteria for continued listing on Nasdaq, the market for the Shares could be adversely affected. According to Nasdaq’s published guidelines, the Shares would not meet the criteria for continued listing on Nasdaq if, among other things, (i) the number of publicly held Shares (defined as total shares outstanding, less any shares held directly or indirectly by officers, directors or any person who is the beneficial owner of more than 10% of the total shares outstanding) were less than 750,000, (ii) the aggregate market value of the publicly held Shares was less than $5,000,000, (iii) there were fewer than 400 round-lot stockholders or (iv) there were fewer than two market makers for the Shares. Based on a representation provided by Beacon in the Merger Agreement, as of the close of business on March 17, 2025, there were 61,784,623 Shares issued and outstanding.
Registration Under the Exchange Act. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of Beacon to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of the registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by Beacon to its stockholders and to the SEC and would make certain of the provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b), the requirement to furnish a proxy statement pursuant to Section 14(a) in connection with a stockholders’ meeting and the related requirement to furnish an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions, no longer applicable to the Shares. Furthermore, “affiliates” of Beacon and persons holding “restricted securities” of Beacon may be deprived of, or delayed in, the ability to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended (the “Securities Act”).
Following the purchase of Shares in the Offer and subject to the satisfaction or waiver of the remaining conditions contained in the Merger Agreement, we will consummate the Merger as soon as practicable thereafter (but in any event on the same day as the consummation of the Offer), following which the Shares will no longer be publicly owned. Following the consummation of the Merger, we intend to take steps to cause the termination of the registration of the Shares under the Exchange Act as promptly as practicable.
Margin Regulations. The Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of such Shares. Depending upon factors similar to those described above regarding listing and market quotations, it is possible the Shares might no longer constitute “margin securities” for the purposes of the Federal Reserve Board’s margin regulations and, therefore, could no longer be used as collateral for loans made by brokers.
8.	Certain Information Concerning Beacon.
Except as otherwise expressly set forth in this Offer to Purchase, the information concerning Beacon contained in this Offer to Purchase has been taken from or based upon publicly available documents and records on file with the SEC and other public sources and is qualified in its entirety by reference thereto. None of QXO or the Purchaser (or any of their respective affiliates), the Information Agent or the Depositary take responsibility for the accuracy or completeness of the information contained in such documents and records or for any failure by Beacon to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to QXO, the Purchaser, the Information Agent or the Depositary. QXO, the Purchaser, the Information Agent and the Depositary have relied upon the accuracy of the information included in such publicly available documents and records and other public sources and have not made any independent attempt to verify the accuracy of such information.
Beacon was incorporated under the laws of Delaware in 1997, its principal executive offices are located at 505 Huntmar Park Drive, Suite 300, Herndon, VA 20170, its telephone number is (571) 323-3939 and its website address is www.becn.com. Beacon is the largest publicly traded specialty wholesale distributor of roofing materials and complementary building products in North America. Beacon operates 586 branches throughout all 50 states in the United States and seven provinces in Canada. Beacon manages its business through contractual and other arrangements with many suppliers of roofing materials and complementary building products. Beacon also offers customers branded building products, project guidance using its sales force and digital account management and estimation products. Beacon had 8,068 active employees as of December 31, 2024.
Additional Information. Beacon is subject to the informational requirements of the Exchange Act and, in accordance therewith, files periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Beacon is required to disclose in such reports and proxy statements certain information, as of particular dates, concerning Beacon’s directors and officers, their remuneration, stock options granted to them, the principal holders of Beacon’s securities and any material interest of such persons in transactions with Beacon. Such reports, proxy statements and other information may be obtained free of charge at the website maintained by the SEC at http://www.sec.gov.
9.	Certain Information Concerning the Purchaser, QXO, TopCo and HoldCo.
Purchaser. The Purchaser is a Delaware corporation and, to date, has engaged in no activities other than those incidental to its formation, the commencement of the Offer and entry into the Merger Agreement. The Purchaser is a direct wholly owned subsidiary of Queen HoldCo, LLC, a Delaware limited liability company (“HoldCo”). HoldCo is a direct wholly owned subsidiary of Queen TopCo, LLC, a Delaware limited liability company that is a direct wholly owned subsidiary of QXO and a parent entity of the Purchaser (“TopCo”). HoldCo and TopCo have engaged in no activities other than those incidental to their formation and the commencement of the Offer. The principal executive offices of the Purchaser, HoldCo and TopCo are located at the same address as QXO’s principal executive offices listed below and the telephone number for each of the Purchaser, HoldCo and TopCo at that address is the same telephone number as QXO’s telephone number listed below.
QXO. QXO is a Delaware corporation with principal executive offices located at Five American Lane, Greenwich, CT 06831. Its telephone number is (888) 998-6000 and its website address is www.qxo.com. QXO provides technology solutions, primarily to clients in the manufacturing, distribution and service sectors. QXO plans to become a tech-forward leader in the $800 billion building products distribution industry. QXO is targeting tens of billions of dollars of annual revenue in the next decade through accretive acquisitions and organic growth. QXO is traded on the New York Stock Exchange and is subject to the informational requirements of the Exchange Act and in accordance therewith files reports and other information with the SEC relating to its business, financial condition and other matters. Such reports and other information are available free of charge at the website maintained by the SEC at http://www.sec.gov.
Additional Information. The name, business address, citizenship, present principal occupation and employment history for the past five years of each of the members of the board of directors and the executive officers of QXO and the members of the board of directors and the executive officers of the Purchaser are set forth in Schedule I to this Offer to Purchase.
None of QXO, the Purchaser, HoldCo, TopCo or, to the knowledge of QXO, the Purchaser, HoldCo or TopCo after reasonable inquiry, any of the persons listed in Schedule I, has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws or a finding of any violation of U.S. federal or state securities laws.
As of the date of this Offer to Purchase, QXO and its subsidiaries (including Purchaser, HoldCo and TopCo and their respective subsidiaries) beneficially own one hundred (100) Shares, representing less than 1% of the outstanding Shares. During the past sixty (60) days, QXO has not purchased any Shares.
Except as set forth elsewhere in this Offer to Purchase or Schedule I to this Offer to Purchase: (i) none of QXO, HoldCo, TopCo, the Purchaser and, to each of their respective knowledge, the persons listed in Schedule I hereto or any associate or majority owned subsidiary of QXO, HoldCo, TopCo, the Purchaser or any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of Beacon;

(ii) none of QXO, HoldCo, TopCo, the Purchaser and, to each of their respective knowledge, the persons or entities referred to in clause (i) above has effected any transaction in the Shares during the past sixty (60) days; (iii) during the two (2) years before the date of this Offer to Purchase, there have been no transactions between QXO, HoldCo, TopCo, the Purchaser, their subsidiaries or, to each of their respective knowledge, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Beacon or any of its executive officers, directors or affiliates, on the other hand, that would require reporting under SEC rules and regulations; and (iv) during the two (2) years before the date of this Offer to Purchase, there have been no contacts, negotiations or transactions between QXO, HoldCo, TopCo, the Purchaser, their subsidiaries or, to each of their respective knowledge, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Beacon or any of its subsidiaries or affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.
Available Information. Pursuant to Rule 14d-3 under the Exchange Act, we have filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto, as well as other information filed by the Purchaser with the SEC, are available free of charge at the website maintained by the SEC at http://www.sec.gov. Additionally, requests for copies of this Offer to Purchase, the related Letter of Transmittal, the Notice of Guaranteed Delivery and all other related materials may be directed to the Information Agent or brokers, dealers, commercial banks and trust companies and copies will be furnished promptly at the Purchaser’s expense.
10.	Source and Amount of Funds.
We will need approximately $11 billion to purchase all outstanding Shares pursuant to the Offer and to refinance certain indebtedness in connection with the transaction. As of December 31, 2024, QXO had $5.0 billion of cash and cash equivalents. In connection with the Merger, TopCo has received debt commitment letters for up to $6.5 billion in Committed Debt Financing, comprised of a combination of (i) a seven-year senior secured term loan facility (the “Term Facility”), (ii) a seven-year senior secured bridge facility (the “Senior Secured Bridge Facility”) and (iii) an eight-year senior unsecured bridge facility (the “Senior Unsecured Bridge Facility”), which may be used, together with cash and cash equivalents of QXO, to finance the consideration for the Offer, to refinance certain indebtedness in connection with the transaction and to pay related fees and expenses.
Consummation of the Offer is not conditioned upon any financing arrangements or subject to a financing condition.
Committed Debt Financing.
TopCo has received a debt commitment letter, dated January 13, 2025 (the “Term Loan and Bridge Facilities Debt Commitment Letter”), from the financial institutions party thereto to provide to TopCo or a subsidiary thereof (the “Borrower”), subject to the terms and conditions set forth therein, up to $6.5 billion of debt financing comprised of a combination of the Term Facility, the Senior Secured Bridge Facility and the Senior Unsecured Bridge Facility (collectively, the “Committed Debt Financing”), the proceeds of which may be used to pay a portion of the offer price and fees and expenses in connection with the Offer.
The Committed Debt Financing is being provided by Goldman Sachs Bank USA, Morgan Stanley Senior Funding, Inc., Citigroup Global Markets Inc., Crédit Agricole Corporate and Investment Bank, Wells Fargo Bank National Association and Mizuho Bank, Ltd. (collectively, the “Lenders”), and is subject to the terms and conditions set forth in the Term Loan and Bridge Facilities Debt Commitment Letter.
The commitments under the Term Loan and Bridge Facilities Debt Commitment Letter are conditioned upon, among other things, the following customary conditions: (i) consummation of the Offer and the Merger, (ii) to the extent such financial statements have been publicly filed by Beacon, receipt of certain historical financial statements of Beacon, (iii) satisfaction of the Material Adverse Effect Condition, (iv) payment of fees and expenses required by the Term Loan and Bridge Facilities Debt Commitment Letter and (v) execution and delivery by the Purchaser of the definitive documentation for the Committed Debt Financing.
The commitments under the Term Loan and Bridge Facilities Debt Commitment Letter expire upon the earliest to occur of (i) July 31, 2025, (ii) to the extent a merger agreement is entered into prior to the consummation of the Offer, the termination of such merger agreement without the consummation of the Merger having occurred or (iii) with respect to each financing, the closing of the Merger without the consummation of such financing.
Term Facility.
Interest Rate and Maturity. Loans under the Term Facility are expected to bear interest, at the Borrower’s option, at a rate equal to the adjusted SOFR or an alternate base rate, in each case plus a spread and mature on the seventh anniversary of the closing date (the “Closing Date”).
Guarantors. All obligations of the Borrower under the Term Facility will be guaranteed by the direct parent entity of the Borrower (“Holdings”) and each of the existing and future direct and indirect, material wholly owned domestic subsidiaries of the Borrower (subject to customary exceptions) (collectively, the “Subsidiary Guarantors”) on a senior secured basis.
Security. The obligations under the Term Facility will be secured, subject to permitted liens and other agreed upon exceptions, (a) on a first priority basis by a perfected security interest in (i) substantially all of the material owned assets of the Borrower and each Subsidiary Guarantor (other than assets constituting the ABL Priority Collateral (as defined below)) and (ii) all of the equity interests of the Borrower directly held by Holdings, in each case, whether owned on the Closing Date or thereafter acquired (the “Term Priority Collateral”) and (b) on a junior priority basis by perfected security interests in all accounts receivable, credit card receivables, loan receivables, other receivables, inventory, related books and records, general intangibles (other than intellectual property and equity interests), deposit accounts and securities accounts, and cash of the Borrower and each Subsidiary Guarantor, in each case, whether owned on the Closing Date or thereafter acquired (the “ABL Priority Collateral” and, together with the Term Priority Collateral, the “Collateral”).
Other Terms. The Term Facility will contain customary representations and warranties and customary affirmative and negative covenants, including, among other things, restrictions on indebtedness, investments, sales of assets, mergers and acquisitions, transactions with affiliates, liens and dividends and other distributions. The Term Facility will also include customary events of defaults.
Senior Secured Bridge Facility.
Interest Rate and Maturity. Loans under the Senior Secured Bridge Facility are expected to bear interest at a rate equal to the adjusted SOFR plus a spread and mature on the seventh anniversary of the Closing Date.
Guarantors. All obligations under the Senior Secured Bridge Facility will be unconditionally guaranteed by each Subsidiary Guarantor on a senior secured basis.
Security. The obligations under the Senior Secured Bridge Facility will be secured by the Collateral on a pari passu basis with the Term Facility.
Other Terms. The Senior Secured Bridge Facility will contain customary representations and warranties and customary affirmative and negative covenants. The Senior Secured Bridge Facility will also include customary events of defaults.
Senior Secured Notes. In lieu of incurring bridge loans under the Senior Secured Bridge Facility, the Borrower may issue fixed rate seven-year senior secured notes.
Senior Unsecured Bridge Facility.
Interest Rate. Loans under the Senior Unsecured Bridge Facility are expected to bear interest at a rate equal to the adjusted SOFR plus a spread and mature on the eighth anniversary of the Closing Date.
Guarantors. All obligations under the Senior Unsecured Bridge Facility will be unconditionally guaranteed by each Subsidiary Guarantor on a senior unsecured basis.
Other Terms. The Senior Unsecured Bridge Facility will contain customary representations and warranties and customary affirmative and negative covenants. The Senior Unsecured Bridge Facility will also include customary events of defaults.
Senior Unsecured Notes. In lieu of incurring bridge loans under the Senior Unsecured Bridge Facility, the Borrower may issue fixed rate eight-year senior unsecured notes.

ABL Facility.
TopCo has also obtained commitments from the Lenders for a five-year asset-based revolving credit facility with an aggregate commitment of $1.75 billion (the “ABL Facility”). TopCo has received a debt commitment letter, dated January 13, 2025 (the “ABL Debt Commitment Letter,” and, together with the Term Loan and Bridge Facilities Debt Commitment Letter, the “Debt Commitment Letters”) from the financial institutions party thereto to provide to the Borrower, subject to the terms and conditions set forth therein, the ABL Facility.
The commitments under the ABL Debt Commitment Letter are conditioned upon the same customary conditions as set forth in the Term Loan and Bridge Facilities Debt Commitment Letter.
The commitments under the ABL Debt Commitment Letters expire upon the earliest to occur of (i) July 31, 2025, (ii) to the extent a merger agreement is entered into prior to the consummation of the Offer, the termination of such merger agreement without the consummation of the Merger having occurred or (iii) with respect to each financing, the closing of the Merger without the consummation of such financing.
Interest Rate and Maturity. Loans under the ABL Facility are expected to bear interest, at the Borrower’s option, at a rate equal to the adjusted SOFR or an alternate base rate, in each case plus a spread, and mature on the fifth anniversary of the Closing Date.
Guarantors. All obligations of the Borrower under the ABL Facility will be guaranteed by Holdings and each Subsidiary Guarantor.
Security. The obligations under the ABL Facility will be secured, subject to permitted liens and other agreed upon exceptions, (a) on a first priority basis by a perfected security interest in the ABL Priority Collateral and (b) on a junior priority basis by perfected security interests in the Term Priority Collateral.
Other Terms. The ABL Facility will contain customary representations and warranties and customary affirmative and negative covenants, including, among other things, restrictions on indebtedness, investments, sales of assets, mergers and acquisitions, transactions with affiliates, liens and dividends and other distributions. The ABL Facility will also include customary events of defaults.
The foregoing summary of certain provisions of the Debt Commitment Letters does not purport to be complete and is qualified in its entirety by reference to the full text of the Debt Commitment Letters, copies of which have been filed as Exhibit (b)(1) and Exhibit (b)(2) to the Schedule TO and which are incorporated herein by reference.
Private Placement.
On March 17, 2025, QXO entered into purchase agreements (together, the “Purchase Agreements”) with certain institutional investors named therein (the “PIPE Investors”), pursuant to which QXO agreed to issue and sell to the PIPE Investors in a private placement (the “Private Placement”) approximately 67.5 million shares (the “PIPE Shares”) of QXO’s common stock at a purchase price of $12.30 per share. The aggregate gross proceeds from the Private Placement are expected to be approximately $830 million, before deducting placement agent fees and offering expenses. The closing of the Private Placement is contingent upon the concurrent consummation of the Offer.
The Purchase Agreements contain customary representations, warranties and agreements by QXO and the PIPE Investors, indemnification obligations of QXO and the PIPE Investors, including for liabilities under the Securities Act, and other obligations of the parties.
In addition, the Purchase Agreements provide certain registration rights, pursuant to which QXO has agreed to register the resale of the PIPE Shares. QXO is required to use commercially reasonable efforts to file a prospectus supplement with the SEC covering the resale by the PIPE Investors of their PIPE Shares within 30 business days following the closing of the Private Placement.
11.	Background of the Offer.
On July 22, 2024, Brad Jacobs, Chairman and Chief Executive Officer of QXO, and Julian Francis, President and Chief Executive Officer of Beacon, met by videoconference for the first and only time. At this meeting, Mr. Jacobs and Mr. Francis discussed, among other things, industry conditions and trends and the macro-economic environment. Mr. Jacobs described his experience at prior companies, including XPO, Inc.,

GXO, Inc., RXO, Inc., United Rentals, Inc. and United Waste Systems, Inc., in implementing inorganic growth strategies, as well as QXO’s strategy to build QXO into a tech-forward leader in the $800 billion building products industry. Mr. Jacobs expressed an interest in QXO acquiring a market-leading roofing business. Mr. Francis did not indicate any willingness to explore a potential transaction with QXO, but he agreed to schedule a follow-on meeting with Ihsan Essaid, Chief Financial Officer of QXO.
On July 26, 2024, a representative of QXO contacted Mr. Francis, requesting to schedule a meeting between Mr. Essaid and Mr. Francis.
On July 31, 2024, the representative of QXO sent a follow-up request to schedule a meeting between Mr. Essaid and Mr. Francis.
On August 5, 2024, in response to QXO’s follow-up request for a meeting, Beacon agreed to have Mr. Francis meet with Mr. Essaid on August 27, 2024 at Beacon’s offices.
On August 6, 2024, a representative of Beacon contacted a representative of QXO requesting that the planned August 27, 2024 meeting between Mr. Essaid and Mr. Francis be rescheduled to August 26, 2024. The representative of QXO agreed to Beacon’s request to reschedule the meeting to that date.
On August 12, 2024, prior to Mr. Essaid and Mr. Francis meeting, a representative of Beacon then canceled their recently rescheduled August 26, 2024 meeting. At this time, representatives of Beacon made no proposal to reschedule the meeting for another date or otherwise engage with QXO regarding a potential acquisition of Beacon (the “Potential Transaction”).
Later on August 12, 2024, a representative of QXO asked a representative of Beacon when Mr. Francis was available next to schedule a meeting with QXO. The Beacon representative did not acknowledge or respond to this follow-up request to reschedule the meeting that Beacon had canceled.
Between August and October, QXO representatives sought to schedule a meeting with Beacon representatives. No meeting with Beacon was scheduled during this time.
On October 21, 2024, a representative of QXO contacted a representative of Beacon again requesting that a meeting be scheduled among Mr. Francis, Mr. Jacobs and Mr. Essaid and noting that Prithvi Gandhi, Chief Financial Officer of Beacon, could also join this meeting if he was available. The Beacon representative did not acknowledge or respond to this follow-up request.
On October 30, 2024, a representative of QXO followed up again with the Beacon representative to request the availability of Mr. Francis and Mr. Gandhi for a call with Mr. Jacobs and Mr. Essaid. Later that day, Beacon finally offered to schedule a videoconference, lasting for only thirty minutes, between Mr. Essaid and Mr. Gandhi.
On November 6, 2024, Mr. Essaid and Mr. Gandhi met via videoconference. When Mr. Essaid asked Mr. Gandhi why the August 26th meeting with Mr. Francis had been cancelled and why it had not been re-scheduled, Mr. Gandhi stated that Mr. Francis did not believe there was any need to schedule any meetings among representatives of QXO and Beacon in the absence of a substantive, specific proposal from QXO.
In response to Mr. Gandhi’s suggestion that QXO should make a substantive, specific proposal in order for Beacon to participate in meetings with QXO, on November 11, 2024 Mr. Essaid called Mr. Gandhi to inform him that QXO would be submitting a non-binding proposal later that day. Shortly thereafter, QXO submitted to Beacon a written proposal to acquire Beacon for $124.25 per Share in cash (the “Proposal”), which represented a 38% premium over Beacon’s 90-day average share price as of November 8, 2024. The Proposal described that any definitive agreement would not have any financing condition, the anticipated sources of financing (which included QXO’s approximately $5 billion in cash on hand) and that QXO would deliver committed financing prior to announcement of the Potential Transaction. The Proposal also stated that QXO was prepared to move promptly, with the belief that QXO could complete limited confirmatory public company due diligence and announce the Potential Transaction in two to three weeks. The Proposal also described QXO’s view of the challenges facing Beacon’s business, including (i) Beacon’s EV/EBITDA multiple having been largely range-bound in recent years and (ii) Beacon’s balance sheet likely not having sufficient capacity to pursue a strategy of transformative M&A quickly. QXO also requested to meet with Mr. Francis and Mr. Gandhi to discuss the Proposal. Later that same day, Mr. Gandhi sent an email to Mr. Essaid and Mr. Jacobs acknowledging receipt of the Proposal.

In the days immediately following receipt of the Proposal, representatives of Beacon did not attempt to contact representatives of QXO to schedule any meeting to discuss the Proposal.
On November 18, 2024, The Wall Street Journal published an article speculating that QXO had made an offer to acquire Beacon and that a deal could be agreed between the parties before the end of the 2024 calendar year. No purported economic terms or other purported transaction details were contained in such article. The closing price of the Shares on November 18, 2024 was $108.51 per share as compared with the closing price of $98.75 on the trading day immediately prior to The Wall Street Journal article.
On November 19, 2024, Mr. Francis sent an email to Mr. Jacobs and Mr. Essaid again acknowledging Beacon’s receipt of the Proposal. Mr. Francis relayed that Beacon had engaged a financial advisor and legal counsel to assist the Beacon Board in its review of the Proposal and that Beacon would respond following completion of its review, which Mr. Francis expected to take “a couple of weeks”.
On December 1, 2024, three weeks after the Proposal was delivered by QXO, Mr. Francis sent an email to Mr. Jacobs and Mr. Essaid informing them that the Beacon Board had instructed representatives of JPMorgan Chase & Co (“J.P. Morgan”), financial advisor to Beacon, to contact representatives of Morgan Stanley, lead financial advisor to QXO.
On December 2, 2024, representatives of J.P. Morgan contacted representatives of Morgan Stanley, informing Morgan Stanley that the Beacon Board (i) had rejected the Proposal and QXO’s request to meet with Mr. Francis, Mr. Gandhi or other members of Beacon’s senior management to discuss the Proposal or the Potential Transaction, and (ii) had instructed J.P. Morgan to contact third parties that could be interested in exploring a potential strategic transaction with Beacon. Representatives of J.P. Morgan did not provide to representatives of Morgan Stanley at the time any indication of Beacon’s view on valuation other than that the Proposal, in the Beacon Board’s view, was “inadequate”. During the discussion, representatives of J.P. Morgan confirmed that they and Beacon did not question QXO’s ability to secure financing for the Potential Transaction. Representatives of J.P. Morgan also stated that Beacon would require QXO to execute a nondisclosure agreement (an “NDA”) containing a “standstill provision” (which provision would restrict QXO from taking the Proposal to Beacon’s stockholders or even informing Beacon stockholders of its existence and would have prevented QXO from nominating directors for election to the Beacon Board at Beacon’s 2025 annual meeting) in order for Beacon to provide QXO with certain confidential management projections and written responses to questions provided in writing in advance. Beacon otherwise would not grant QXO any access to Beacon management in person or virtually, or an opportunity for any interactive discussion or real-time questions and answers. Representatives of J.P. Morgan also stated that, after providing QXO with such information, Beacon would ask QXO to submit an improved proposal, which would be reevaluated by the Beacon Board.
On December 3, 2024, QXO sent a letter to Mr. Francis reiterating QXO’s (i) interest in a Potential Transaction with Beacon, (ii) belief that the Proposal delivered compelling value to Beacon stockholders at a premium to Beacon’s intrinsic value and that Beacon stockholders would want Beacon to engage with QXO on the Proposal without delay and (iii) request to meet with members of Beacon’s senior management team. Due to QXO’s knowledge of the building products industry and QXO having completed substantial “outside in” diligence on Beacon, QXO stated in the letter that QXO neither wished nor needed to receive, or to discuss with Beacon senior management, confidential management projections or any other material non-public information. This due diligence leveraged the QXO team’s deep expertise in managing businesses with similar characteristics and was based on QXO’s independent consultant reports regarding Beacon and its industry and publicly available information, including Beacon’s public filings with the SEC, transcripts of Beacon’s quarterly earnings calls, investor presentations and third-party equity research reports about Beacon.
On December 4, 2024, representatives of J.P. Morgan and representatives of Morgan Stanley had a call during which the representatives of J.P. Morgan asserted that Beacon was not willing to engage in any discussions with QXO until QXO executed an NDA that would have included a “standstill” provision. Representatives of J.P. Morgan also stated that the Beacon Board believed that QXO should review Beacon’s confidential management projections so that QXO could increase its offer price. Representatives of Morgan Stanley conveyed to representatives of J.P. Morgan that QXO expected Beacon’s confidential management projections to be completely unattainable projections specifically designed to justify a highly unrealistic share price for Beacon. Representatives of Morgan Stanley also asked the J.P. Morgan representatives to share the Beacon Board’s view of the intrinsic value of Beacon and offered to have representatives of QXO or representatives of Morgan Stanley present QXO’s view of Beacon’s intrinsic value to the Beacon Board.
On December 5, 2024, a representative of Paul, Weiss, Rifkind, Wharton & Garrison LLP (“Paul, Weiss”), legal counsel to QXO, spoke with a representative of Simpson Thacher & Bartlett LLP (“Simpson Thacher”), legal counsel to Beacon. The representative of Paul, Weiss reiterated QXO’s interest in pursuing the Potential Transaction and QXO’s desire to receive constructive engagement from Beacon with respect to the Proposal. The representative of Paul, Weiss also stated that, given the lack of any substantive engagement, and the delays and difficulty in obtaining any engagement at all, QXO was not willing to agree to a “standstill” or receive any material non-public information about Beacon that would legally restrict its ability to take the Proposal directly to Beacon’s stockholders. The representative of Paul, Weiss further stated that, in an attempt to facilitate engagement between the parties, QXO was willing to sign an NDA without any “standstill” provision and that QXO would need access to Beacon senior management and limited, non-material confirmatory due diligence information. If desired by Beacon, the representative of Paul, Weiss stated QXO was willing to receive any information (including Beacon management projections) as of May 9, 2024, the date on which Beacon had entered into an accelerated share repurchase agreement, based on QXO’s understanding that applicable securities laws would have prohibited Beacon from entering into an agreement to repurchase its securities while in possession of material non-public information. The representative of Paul, Weiss further expressed that QXO did not want to review any Beacon confidential management projections after May 9, 2024 based on QXO’s belief that these projections would be completely unattainable, “hockey-stick” projections specifically designed to justify a highly unrealistic share price for Beacon, and that QXO believed investors would have the same point of view. The representative of Paul, Weiss also stated that QXO would limit any discussions to general trends in the Beacon business since May 9, 2024 so as to avoid QXO’s receipt of material non-public information that could have the effect of legally restricting QXO from making an offer to Beacon’s stockholders. The representative of Simpson Thacher indicated that he would communicate this potential approach to Beacon.
On December 6, 2024, Beacon sent a letter to QXO rejecting the Proposal and QXO’s request for meetings with Beacon senior management and stating that the Proposal was inadequate and would not be the basis for any further discussions. The letter also stated that in Beacon’s view the purpose of the meetings QXO had requested with the Beacon senior management was unclear.
On December 9, 2024, QXO sent another letter to Mr. Francis reiterating the compelling value of the Proposal, which represented a 26% premium over Beacon’s unaffected share price on November 15, 2024 (i.e., the last trading day prior to The Wall Street Journal report regarding the Potential Transaction), a 30% premium to Beacon’s closing price two months prior on October 7, 2024 and a 52% premium to Beacon’s closing price three months prior on September 6, 2024. The letter reiterated that QXO was not willing to agree to an NDA that contained a “standstill” that would restrict QXO’s ability to take the Proposal directly to Beacon’s stockholders given Beacon’s lack of substantive engagement. QXO proposed that, at Beacon’s option, either (i) the parties execute an NDA that did not include a “standstill” and Beacon would publicly disclose any management projections that it wished to share or (ii) Beacon provide QXO any management projections as of May 9, 2024, the date on which Beacon had entered into an accelerated share repurchase agreement, and describe any trends in the Beacon businesses since such date. In the letter, QXO also offered to enter into an employee non-solicitation agreement with Beacon on customary terms to facilitate in-person meetings with Beacon’s senior management. QXO also again requested a time to meet with Mr. Francis at his near-term convenience to discuss the Potential Transaction. Later that day, Mr. Francis sent an email to QXO acknowledging receipt of the letter.
In the days following receipt of this letter, representatives of Beacon did not attempt to contact representatives of QXO to schedule any meeting to discuss the Proposal.
On December 16, 2024, Beacon sent a letter to QXO noting that the Beacon Board had concluded that the Proposal was inadequate and that the Beacon Board continued to believe that there was no basis for any conversation between the two companies.
On January 6, 2025, at Mr. Essaid’s request, Mr. Essaid and Mr. Francis had a call during which Mr. Essaid suggested a meeting between the two to discuss and agree on a path for discussions regarding the Potential Transaction. Mr. Francis emphasized that he was in “listen-only mode”, as he generally did in his discussions with Mr. Essaid. Mr. Essaid made the case that he and Mr. Francis might be able to reasonably agree on a path forward if they were to meet in person. Mr. Essaid relayed to Mr. Francis that (i) QXO continued to believe that the Proposal was very compelling, (ii) QXO had secured financing with respect to a Potential Transaction and (iii) if Beacon continued to refuse to constructively engage in discussions with QXO, QXO would take its offer directly to Beacon’s stockholders. Mr. Francis responded that he would relay the message back to the Beacon Board.
Later that day, Mr. Essaid followed up on his conversation with Mr. Francis and sent Mr. Francis a letter reiterating the compelling nature of the Proposal, requesting an in-person meeting with Beacon senior management, and reiterating that QXO was prepared to take the Proposal directly to Beacon stockholders if the parties could not find a mutually agreeable path forward.
Two days later, on January 8, 2025, Mr. Francis sent an email to Mr. Essaid acknowledging receipt of the letter and stating that he would discuss the letter with the Beacon Board.
On January 9, Mr. Francis sent an email to Mr. Essaid noting that the Beacon Board concluded that an in-person meeting between QXO and Beacon would only be acceptable if QXO agreed to certain terms, which Simpson Thacher would communicate to Paul, Weiss.
On January 9, 2025, a representative of Simpson Thacher and a representative of Paul, Weiss had a call to further discuss scheduling in-person meetings between QXO and Beacon. The representative of Simpson Thacher relayed to the Paul, Weiss representative that Beacon was only willing to schedule an in-person meeting if QXO agreed to execute an NDA with a “standstill” provision through Beacon’s investor conference in mid-March. As part of this “standstill”, QXO would be permitted to privately nominate to the Beacon Board candidates for the 2025 Annual Meeting by February 14, 2025 in accordance with Beacon’s By-laws and, if the parties failed to reach a definitive agreement by mid-March, QXO could then publicly disclose its board nominees and run a proxy contest. Following execution of an NDA with a “standstill” provision, Beacon would then share confidential management projections with QXO.
On January 10, 2025, Mr. Essaid had a call with Mr. Francis during which Mr. Essaid relayed to Mr. Francis that Beacon’s required pre-conditions for a meeting between Mr. Essaid and Mr. Francis were unacceptable to QXO, because, among other reasons, QXO understood Beacon’s business in light of the extensive diligence conducted by QXO on Beacon based on publicly available information and did not need to review Beacon’s confidential management projections, and that an NDA with a “standstill” provision would prevent QXO from taking the Proposal directly to Beacon’s stockholders by two months or more and slow down QXO’s efforts to pursue a Potential Transaction. Mr. Essaid also reiterated QXO’s belief that any Beacon confidential management projections would be completely unattainable projections specifically designed to justify a highly unrealistic share price for Beacon, and that QXO believed investors would have the same point of view. As in the previous call between Mr. Essaid and Mr. Francis, Mr. Francis emphasized that he was in “listen-only mode”. Mr. Essaid reiterated QXO’s position that an in-person meeting to resolve a very small number of key deal points would be productive and worthwhile, assuming QXO and Beacon were within “spitting distance” on price. Mr. Essaid stated that he was willing to travel to meet Mr. Francis in person the following week to discuss at a time and place of Mr. Francis’s choosing. During this discussion, Mr. Essaid also reiterated to Mr. Francis that QXO was prepared to take the Proposal directly to Beacon stockholders. Mr. Francis told Mr. Essaid that he would discuss with the Beacon Board and would revert back to Mr. Essaid.
On January 11, 2025, a representative of Paul, Weiss informed a representative of Simpson Thacher that Beacon’s proposal that QXO agree to a “standstill” expiring mid-March was not acceptable to QXO because (i) QXO did not desire or need management projections because QXO had conducted extensive diligence on Beacon’s business based on publicly available information and understood Beacon’s business and therefore there was no need for Beacon to require a “standstill” as the basis for providing QXO with management projections, (ii) QXO had started at a compelling price that was very close to the highest end of QXO’s value range because QXO believed, based on prior lack of responsiveness and delays from Beacon, that it would otherwise be difficult to obtain any substantive engagement from Beacon, and therefore the parties should be in a position to move quickly to agree on price and other deal terms, and (iii) executing such a “standstill” would prevent QXO from taking the Proposal directly to Beacon’s stockholders by two months or more without any reason to believe that Beacon would substantively engage with QXO on value during the “standstill” period. The representative of Paul, Weiss stated that QXO was confident that Beacon’s stockholders would be supportive of the Proposal and that QXO continued to believe that the management teams should meet in person as soon as possible and confirm agreement on material transaction terms if Beacon confirmed that QXO was within “spitting distance” on valuation, or otherwise QXO would take its offer directly to Beacon’s stockholders. The representative of Paul, Weiss also informed the representative of Simpson Thacher that a draft definitive merger agreement, contemplating a two-step merger with customary terms, some of which were described by the Paul, Weiss representative, was otherwise already prepared and it could be provided to Simpson Thacher immediately.
On January 13, 2025, QXO received the executed Debt Commitment Letters from the financing sources.
On January 14, 2025, Mr. Francis called Mr. Essaid to inform him that Beacon would send a letter to QXO later that day. During the call, Mr. Francis explained that (i) the Beacon Board continued to view the Proposal as inadequate, (ii) the Beacon Board was not willing to state whether the Proposal was within “spitting distance” on valuation, and (iii) the Beacon Board was not willing to engage in further discussions with QXO unless QXO agreed to a “standstill” that would prevent QXO from taking the Proposal to Beacon stockholders or even informing Beacon stockholders of its existence.
Later on January 14, 2025, Beacon sent a letter to QXO stating that Beacon was open to engaging in discussions with QXO if QXO executed an NDA with a “standstill” provision expiring mid-March and that the Beacon Board would not provide a specific counter to QXO’s offer price.
In all of the discussions and correspondence between QXO and Beacon and their representatives, Beacon consistently refused to provide a counterproposal to QXO’s offer.
Also on January 14, 2025, Beacon issued a press release announcing its investor day to be held in New York City on March 13, 2025.
On January 15, 2025, QXO issued a press release announcing that it had made a proposal to the Beacon Board to acquire all outstanding Shares for $124.25 per Share in cash, which offer price represented a 26% premium to Beacon’s unaffected price as of November 15, 2024 (the last trading day prior to The Wall Street Journal report regarding the Potential Transaction) and a 37% premium to Beacon’s unaffected 90-day volume-weighted average price prior to such report. The press release included a letter delivered to Beacon’s Chairman. The letter provided the public with information about the Proposal and QXO’s attempt at constructive engagement regarding the Potential Transaction over the prior five months, which attempts were met by delays, cancellations and unreasonable preconditions by Beacon, and urged the Beacon Board to constructively engage to reach a negotiated transaction that would enhance value for Beacon stockholders.
Later on January 15, 2025, QXO acquired 100 Shares on the open market. As of the date of this Offer to Purchase, QXO owns 100 Shares.
Later on January 15, 2025, Beacon issued a press release (i) publicly announcing that the Beacon Board unanimously rejected the Proposal, as it believed that it undervalued Beacon, (ii) stating that Beacon remained open to opportunities to maximize stockholder value and (iii) announcing that Beacon planned to discuss Beacon’s growth and long-term goals at its investor conference on March 13, 2025.
On January 27, 2025, QXO commenced a tender offer to acquire Beacon and filed a Schedule TO with the SEC. The initial Offer contained the same offer price as the Proposal that had been rejected by the Beacon Board. That same day, Beacon issued a press release in response, advising stockholders to take no action with respect to the initial Offer and that the Beacon Board would thoroughly evaluate the initial Offer and issue a recommendation. On this date, QXO also made antitrust filings under the Hart-Scott-Rodino Antitrust Improvements Act and Competition Act (Canada).
On January 28, 2025, Beacon issued a press release and filed a related Form 8-K and Form 8-A, announcing that the Beacon Board had adopted a stockholder rights plan (the “Rights Agreement”) and noting that the Rights Agreement was designed to protect stockholder interests by ensuring that the Beacon Board had sufficient time to review the initial Offer and consider the best approach to enhance the interests of Beacon and its stockholders.
That same day, QXO issued a press release commenting on Beacon’s adoption of the Rights Agreement.

On January 29, 2025, Paul, Weiss, on behalf of QXO, sent Beacon a demand for inspection of books and records pursuant to Section 220 of the DGCL (the “Demand Letter”). QXO demanded, among other things, a complete record or list of holders of Beacon’s outstanding shares and other books and records in support of its tender offer and potential solicitation of proxies.
On February 5, 2025, Sidley Austin responded to the Demand Letter on behalf of Beacon, confirming Beacon would provide the requested materials to the extent they were in Beacon’s possession, conditioned on the execution of a customary confidentiality agreement and payment of the costs associated with producing such materials.
Later that day, QXO filed an amendment to its Schedule TO, reflecting certain clarifications to its initial filing.
On February 6, 2025, Beacon filed a Schedule 14D-9 and issued a press release announcing the Beacon Board’s recommendation that stockholders reject the initial Offer and not tender their Shares pursuant to the initial Offer.
Later that day, QXO issued a press release commenting on the Beacon Board’s recommendation and reiterating its view that the initial Offer presented a compelling value to Beacon’s stockholders.
On February 10, 2025, QXO issued a further press release addressing the Beacon Board’s recommendation to Beacon’s stockholders that they not tender their Shares into the initial Offer and outlining the reasons for its view that the initial Offer presented a compelling value to Beacon’s stockholders.
On February 10, 2025, Paul, Weiss, on behalf of QXO, sent Simpson Thacher a letter indicating that QXO intended to submit a notice of its intention to nominate individuals for election to the Beacon Board at Beacon’s 2025 annual meeting of stockholders and asking for clarification of certain procedures related to the foregoing.
On February 12, 2025, QXO issued a press release announcing that it had obtained antitrust clearance in the United States and Canada for its proposed acquisition of Beacon.
Also on February 12, 2025, QXO delivered a notice of nomination of ten candidates for election as directors of Beacon and a stockholder proposal regarding Beacon’s bylaws for consideration at Beacon’s 2025 annual meeting of stockholders. QXO also issued a press release announcing the foregoing.
Later that day, Beacon issued a press release confirming receipt of QXO’s nomination notice.
On February 25, 2025, QXO issued a press release announcing the extension of the initial Offer, originally set to expire at 12:00 midnight (New York City time) on February 24, 2025, to 5:00 p.m. (New York City time) on March 3, 2025.
Later that day, Beacon issued a press release responding to QXO’s extension of the initial Offer.
On February 27, 2025, Beacon released its earnings results for the quarter and full year ended December 31, 2024.
On March 4, 2025, QXO issued a press release announcing the further extension of the initial Offer to 5:00 p.m. (New York City time) on March 10, 2025.
Later that day, Beacon issued a press release responding to QXO’s second extension of the initial Offer.
On March 6, 2025, a representative of Simpson Thacher discussed with a representative of Paul, Weiss the potential process for Beacon engaging with QXO regarding a negotiated transaction if the Beacon Board and QXO were to decide to engage in such discussions.
After close of business on March 7, 2025, representatives of J.P. Morgan spoke with representatives of Morgan Stanley and relayed that the Beacon Board was willing to engage with QXO to discuss the potential for a negotiated transaction, offered a transaction price of $130.00 per share and requested a best and final offer price from QXO. Later that evening, Morgan Stanley replied to J.P. Morgan and conveyed QXO’s best and final offer of $124.35 per share in cash, reflecting a $0.10 increase from the Initial Offer and subject to certain conditions, including satisfactory completion of confirmatory due diligence.
On March 8, 2025, representatives of J.P. Morgan informed representatives of Morgan Stanley that the Beacon Board had determined to proceed with negotiations with QXO on the basis of QXO’s most recent proposal.

Later on March 8, 2025, representatives of Paul, Weiss provided a draft merger agreement to representatives of Simpson Thacher. The initial draft of the merger agreement contemplated that the transaction would be structured as a tender offer for all of the outstanding Beacon common stock, followed by a merger under Section 251(h) of the DGCL of Purchaser into Beacon, with Beacon surviving the merger as a subsidiary of QXO, and proposed, among other terms, a termination fee equal to 4.5% of the transaction equity value payable by Beacon to QXO in the event Beacon terminated the merger agreement to accept a superior proposal or upon certain other customary termination events, extensive representations, warranties and interim operating covenants with respect to Beacon and the full roll over of employee equity incentive awards, whether vested or unvested. Between March 8 and March 9, 2025, Beacon, along with representatives of Simpson Thacher and J.P. Morgan held telephonic meetings with QXO, Paul, Weiss, Morgan Stanley and certain other advisors of QXO regarding the proposed terms of the merger agreement and to address QXO’s diligence requests.
On March 9, 2025, Mr. Randle spoke to Mr. Jacobs regarding the timing of the potential transaction with QXO and to arrange meetings between representatives of QXO and members of Beacon’s senior management. Later that day, representatives of Simpson Thacher spoke to representatives of Paul, Weiss regarding (i) a potential joint press release to announce that Beacon and QXO were in discussions for QXO to acquire Beacon for $124.35 per share in cash and (ii) the length of the extension of the initial Offer.
On March 9, 2025, representatives of Simpson Thacher provided a revised merger agreement draft to representatives of Paul, Weiss, which, among other terms, proposed a full cash-out of all outstanding employee equity awards, proposed a termination fee equal to 3.0% of transaction equity value and narrowed the scope of the representations, warranties and interim operating covenants with respect to Beacon.
On March 10, 2025, Beacon and QXO entered into a confidentiality agreement (the “Confidentiality Agreement”) pursuant to which, and subject to certain exceptions, QXO agreed to keep confidential and not to disclose non-public information of Beacon delivered or made available to QXO in connection with the transactions contemplated by the merger agreement, except in accordance with the terms of the Confidentiality Agreement.
Also on March 10, 2025, Beacon and QXO issued a joint press release announcing that Beacon and QXO were in discussions for QXO to acquire Beacon for $124.35 per share in cash. The press release also announced the postponement of Beacon’s planned 2025 Investor Day.
On March 12, 2025, representatives of Paul, Weiss provided a revised draft of the merger agreement to representatives of Simpson Thacher, which, among other terms, proposed a termination fee equal to 4.4% of the transaction equity value, narrowed the scope of the representations and warranties applicable to Beacon, as compared to the initial draft of the merger agreement provided by representatives of Paul, Weiss, and provided for the full roll over of outstanding employee equity awards, whether vested or unvested.
On March 14, 2025, representatives of Simpson Thacher provided a revised merger agreement draft to representatives of Paul, Weiss, which, among other terms, proposed a termination fee equal to 3.75% of transaction equity value and proposed a partial roll over and partial acceleration of outstanding employee equity awards.
On March 16, 2025, representatives of Paul, Weiss provided a revised draft of the merger agreement to representatives of Simpson Thacher, which, among other terms, reinserted its proposal providing for the full roll over of existing employee equity awards and proposed a termination fee equal to 4.25% of transaction equity value.
On March 16, 2025, Mr. Randle spoke to Mr. Jacobs regarding the treatment of the existing employee equity awards, noting Beacon’s preference to have the existing vested equity awards converted into cash consideration consistent with the treatment of other outstanding shares. Mr. Jacobs stated that QXO expected the existing employee equity awards to be fully rolled over into QXO equity on the terms proposed.
On March 17, 2025, QXO issued a press release announcing the further extension of its initial Offer to 5:00 p.m. (New York City time) on March 18, 2025.
On March 17, 2025, QXO announced it entered into purchase agreements with certain institutional investors for an $830 million private placement financing which is conditioned upon the concurrent consummation of the Offer.
From March 18, 2025 to March 19, 2025, representatives of Simpson Thacher and Paul, Weiss held multiple calls to negotiate and finalize, and exchanged drafts of, the merger agreement.

On March 19, 2025, QXO issued a press release announcing the further extension of its initial Offer to 5:00 p.m. (New York City time) on March 19, 2025.
Early in the morning on March 20, 2025, representatives of Simpson Thacher delivered to representatives of Paul, Weiss an executed copy of Amendment No. 1 to the Rights Agreement and Beacon and QXO executed the merger agreement.
On March 20, 2025, Beacon and QXO issued a joint press release announcing entry into the Merger Agreement, and QXO filed an amendment to its Schedule TO announcing the further extension of its initial Offer to 5:00 p.m. (New York City time) on March 31, 2025.
12.	Merger Agreement.
The following description is a summary of certain provisions of the Merger Agreement, a copy of which is filed as Exhibit (d)(1) to the Schedule TO filed with the SEC and incorporated herein by reference. The Merger Agreement has been included to provide investors with information regarding its terms and is not intended to provide any financial or other factual information about Beacon or QXO. In particular, the representations, warranties and covenants contained in the Merger Agreement (1) were made only for purposes of that agreement and as of specific dates, (2) were solely for the benefit of the parties to the Merger Agreement, (3) may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing those matters as facts and (4) may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures by QXO or Beacon. Accordingly, investors should read the representations and warranties in the Merger Agreement not in isolation but only in conjunction with the other information about QXO or Beacon and their respective subsidiaries that the respective companies include in reports, statements and other filings they make with the SEC. The Merger Agreement may be examined and copies may be obtained at the places and in the manner set forth in “The Offer—Section 9—Certain Information Concerning the Purchaser, QXO, TopCo and HoldCo.” Stockholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below. Capitalized terms used herein and not otherwise defined have the respective meanings set forth in the Merger Agreement.
The Offer. The Merger Agreement provides that Purchaser will amend its previously commenced tender offer, which was commenced on January 27, 2025, to, among other things, reflect a $124.35 offer price and other terms and conditions of the Merger Agreement. Purchaser’s obligation to accept for payment and pay for Shares validly tendered in the Offer is subject to the satisfaction of the Minimum Tender Condition and the other Offer Conditions that are described in “The Offer—Section 15—Conditions of the Offer.” Subject to the satisfaction of the Minimum Tender Condition and the other Offer Conditions that are described in “The Offer—Section 15—Conditions of the Offer,” the Merger Agreement provides that Purchaser will, and QXO will cause Purchaser to, irrevocably accept for purchase all Shares validly tendered and not validly withdrawn pursuant to the Offer no later than the first business day after the Expiration Date and pay for all such Shares as soon as practicable, and in any event, no later than two business days after the Expiration Date. Acceptance and payment for Shares pursuant to and subject to the conditions of the Offer is referred to herein as the “Offer Closing,” and the date and time at which the Offer Closing occurs is referred to herein as the “Acceptance Time.”
QXO and Purchaser expressly reserve the right to waive any Offer Condition, to increase the Offer Price or to make any other changes in the terms and conditions of the Offer, except that Beacon’s prior written approval is required for QXO and Purchaser to:
•	decrease the Offer Price or change the form of consideration payable in the Offer;
•	decrease the number of Shares sought to be purchased in the Offer;
•	impose conditions or requirements to the Offer in addition to the Offer Conditions or amend, modify or supplement any Offer Condition;
•	waive, modify or amend the Minimum Tender Condition;

•	amend any other term of the Offer in a manner that is adverse to the holders of Shares (expect as required or permitted by the Merger Agreement);
•	terminate the Offer or accelerate, extend or otherwise change the Expiration Date (expect as required or permitted by the Merger Agreement); or
•	provide any “subsequent offering period” in accordance with Rule 14d-11 of the Exchange Act.
The Merger Agreement contains provisions to govern the circumstances in which Purchaser is required or permitted to extend the Offer and in which QXO is required to cause Purchaser to extend the Offer. Specifically, the Merger Agreement provides that: (i) if, on the then-effective Expiration Date, any of the Offer Conditions has not been satisfied or waived, Purchaser will (and QXO will cause Purchaser to) extend the Offer for successive periods of not more than five business days each (or such longer period as QXO, Purchaser and Beacon may agree) in order to permit the satisfaction of the Offer Conditions; (ii) Purchaser will, and QXO will cause Purchaser to, extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or its staff applicable to the Offer or necessary to resolve any comments of the SEC or its staff applicable to the Offer or the Offer Documents; and (iii) QXO, in its sole discretion, may cause Purchaser to extend the Offer for up to two successive periods of five business days each upon 24 hours’ notice to Beacon prior to the then-effective Expiration Date. However, in the case of clauses (i) and (ii), Purchaser is not required to extend the Offer beyond the Outside Date and is not permitted to extend the Offer beyond the Outside Date without Beacon’s written consent.
The Merger. The Merger Agreement provides that, following completion of the Offer and subject to the terms and conditions of the Merger Agreement, and in accordance with the DGCL, at the effective time of the Merger, Purchaser will be merged with and into Beacon, and the separate existence of Purchaser will cease, and Beacon will continue as the surviving corporation after the Merger, referred to herein as the “Surviving Corporation”. The Merger will be effected under Section 251(h) of the DGCL. Accordingly, QXO, Purchaser and Beacon have agreed to take all necessary action to cause the Merger to become effective as soon as practicable following the Offer Closing without a vote of Beacon’s stockholders in accordance with Section 251(h) of the DGCL.
The certificate of incorporation of Beacon in effect immediately prior to the effective time of the Merger will be amended and restated in its entirety in the form set forth in Annex B of the Merger Agreement and will be the certificate of incorporation of the Surviving Corporation at and immediately after the effective time of the Merger. The bylaws of Purchaser immediately prior to the effective time of the Merger will be the bylaws of the Surviving Corporation at and immediately after the effective time of the Merger, except that all references therein to Purchaser will be automatically amended to become references to the Surviving Corporation.
The obligations of Beacon, QXO and Purchaser to complete the Merger are subject to the satisfaction or waiver by each of the parties of the following conditions:
•	Purchaser must have accepted for purchase all Shares validly tendered and not validly withdrawn pursuant to the Offer; and
•
No court or other governmental entity of competent jurisdiction will have enacted, issued, promulgated, enforced or entered any law (whether temporary, preliminary or permanent) or other legal prohibition that restrains, enjoins or otherwise prohibits consummation of the Merger.

Board of Directors and Officers. Under the Merger Agreement, the parties will take all requisite actions so that the board of directors of the Surviving Corporation from and after the effective time of the Merger will consist of the members of the board of directors of Purchaser immediately prior to the effective time of the Merger and that the officers of the Surviving Corporation from and after the effective time of the Merger will consist of the officers of Purchaser immediately prior to the effective time of the Merger.
Proxy Contest. In connection with the execution of the Merger Agreement, QXO irrevocably withdrew its (i) notice of nomination of candidates for election to the Beacon Board and stockholder proposal that it previously delivered to Beacon and (ii) demand to Beacon to inspect certain books, records and documents of Beacon pursuant to Section 220 of the DGCL. QXO also agreed that neither it nor any affiliate or representative of QXO will (x) solicit proxies or engage in a proxy contest with respect to the election of directors or any other proposal to be considered at

Beacon’s 2025 annual meeting of stockholders or present any other proposal for consideration at such meeting or (y) knowingly encourage any other person to solicit proxies or engage in a proxy contest with respect to the election of directors or any other proposal to be considered at such meeting or present any other proposal for consideration at such meeting.
Poison Pill. In connection with the execution of the Merger Agreement, the Beacon Board took all actions necessary to (i) render the rights distributed to Beacon stockholders under the Stockholder Rights Agreement, dated as of January 27, 2025, by and between Beacon and Computershare Trust Company, N.A. (the “Rights Agreement”) inapplicable to the Merger Agreement and the transactions contemplated thereby, and (ii) provide that neither the execution and delivery of the Merger Agreement, nor the consummation of any of the transactions contemplated thereby, will result in the occurrence of a Distribution Time (as defined in the Rights Agreement) or in QXO or any other person being or becoming an Acquiring Person (as defined in the Rights Agreement) or otherwise cause the rights provided under the Rights Agreement to become exercisable by the holders thereof.
Conversion of Capital Stock at the Effective Time of the Merger. Shares issued and outstanding immediately prior to the effective time of the Merger, including, for the avoidance of doubt, Shares received from the settlement of RSU Awards and PSU Awards or the exercise of Options, in each case, prior to the effective time of the Merger (other than (i) Shares owned by QXO, Purchaser or any other direct or indirect wholly owned subsidiary of QXO at the commencement of the Offer and which are owned by QXO, Purchaser or any other direct or indirect wholly owned subsidiary of QXO immediately prior to the effective time of the Merger and not, in each case, held on behalf of third parties, (ii) Shares held in treasury of Beacon or held by any direct or indirect wholly owned subsidiary of Beacon, (iii) Shares irrevocably accepted for purchase in the Offer and (iv) Shares held by stockholders of Beacon who have demanded appraisal of such Shares pursuant to, and who comply in all respects with, Section 262 of the DGCL) will be automatically converted at the effective time of the Merger into the right to receive cash in an amount equal to the Offer Price, without interest and subject to any withholding of taxes as required by applicable law (such amount, the “Merger Consideration”).
Each share of Purchaser’s common stock issued and outstanding prior to the effective time of the Merger will be converted into one fully paid share of common stock of the Surviving Corporation.
The holders of certificates or book-entry shares which immediately prior to the effective time of the Merger represented Shares will cease to have any rights with respect to such Shares other than the right to receive, upon surrender of such certificates or book-entry shares in accordance with the procedures set forth in the Merger Agreement, the Merger Consideration, without interest, or, with respect to Shares of a holder who exercises appraisal rights in accordance with Delaware law, the rights set forth in Section 262 of the DGCL.
Treatment of Equity Awards.
Pursuant to the Merger Agreement, at the effective time of the Merger:
•
Each restricted stock unit award for which vesting is solely based on service-based conditions (each, an “RSU Award”) that is held by a non-employee member of the Beacon Board, whether vested or unvested as of the effective time of the Merger, referred to herein as a “Cash-Out RSU Award,” will accelerate in full and be cancelled and entitle the holder thereof to receive an amount in cash equal to the sum of (1) the product of (A) the Merger Consideration multiplied by (B) the number of Shares subject to such Cash-Out RSU Award and (2) any accrued and unpaid dividends or dividend equivalent rights corresponding to such Cash-Out RSU Award.

•
Each (1) option to purchase Shares (each, an “Option”), (2) RSU Award that is not a Cash-Out RSU Award, referred to herein as an “Assumed RSU Award,” and (3) outstanding award of restricted stock units for which vesting is based on service-based conditions and performance-based conditions (each, a “PSU Award”), will be converted into corresponding QXO equity awards (and, with respect to each PSU Award, with the performance-based vesting condition deemed satisfied at target and being converted into an award of QXO restricted stock units for which vesting is solely based on service-based conditions), in each case, based on an exchange ratio equal to the quotient obtained by dividing (A) the Merger Consideration by (B) the volume-weighted average trading price of QXO’s common stock on the New York Stock Exchange as reported by The Wall Street Journal for the five consecutive trading days ending on the trading day immediately preceding the closing, in each case, subject to the same terms and conditions applicable to such awards (excluding performance-based vesting terms) immediately prior to the effective time of the Merger; provided that any amounts relating to accrued and unpaid dividends or dividend equivalent rights corresponding to an Assumed RSU Award or a PSU Award will be converted into dividend equivalent rights on the corresponding QXO equity awards.
Treatment of ESPP. Beacon will take actions to ensure that (i) no new participants will enroll, existing participants will not increase their payroll deductions under, and no new offering period will commence under Beacon’s 2023 Employee Stock Purchase Plan (the “ESPP”), (ii) outstanding purchase rights under the ESPP will be automatically exercised as of the earlier of the first scheduled purchase date following the date of the Merger Agreement or a date that is no later than the last trading day before the effective time of the Merger, and (iii) if requested by QXO in writing at least ten business days prior to the effective time of the Merger, the ESPP will be terminated as of the effective time of the Merger. All Shares purchased pursuant to the ESPP shall be treated as Shares under the Merger Agreement.
Representations and Warranties. In the Merger Agreement, Beacon has made representations and warranties to QXO and Purchaser with respect to, among other things:
•	organization, good standing and qualification;
•	capital structure;
•	corporate authority and approval of proposed transaction;
•	required consents and approvals, and absence of violations of laws, organizational documents and agreements;
•	financial statements and SEC filings;
•	the absence of certain changes;
•	litigation and undisclosed liabilities;
•	employees and employee benefit plans;
•	permits and licenses and compliance with laws;
•	state takeover statutes;
•	environmental matters;
•	taxes;
•	labor matters;
•	intellectual property;
•	insurance;
•	key contracts;
•	real property;
•	customer and supplier relationships;
•	brokers’ fees and expenses;
•	accuracy of information supplied for purposes of the offer documents and the Schedule 14D-9;
•	Rule 14d-10 matters;
•	the opinion of its financial advisor; and
•	standstill and exclusivity agreements.

Some of the representations and warranties in the Merger Agreement made by Beacon are qualified as to “materiality” or “Company Material Adverse Effect.” For purposes of the Merger Agreement, a “Company Material Adverse Effect” means any event, change, effect, development, circumstance, state of facts, condition or occurrence that, when considered individually or in the aggregate, is or would reasonably be expected to have a material adverse effect on (x) the ability of Beacon to timely perform its obligations under, or consummate the transactions contemplated by, the Merger Agreement or (y) the business, condition (financial or otherwise) or results of operations of Beacon and its subsidiaries, taken as a whole. Clause (y) of the definition of “Company Material Adverse Effect” excludes the following from constituting, whether alone or in combination, or being taken into account in determining whether there has been a Company Material Adverse Effect:
(i)
changes or developments in economic conditions generally in the United States or other countries in which Beacon or any of its subsidiaries conduct operations, including (1) any changes or developments in or affecting the securities, credit or financial markets, (2) any changes or developments in or affecting interest or exchange rates or (3) the effect of any potential or actual government shutdown;

(ii)
changes or developments in or affecting the industry or industries in which Beacon or any of its subsidiaries operate (including such changes or developments resulting from general economic conditions);

(iii)
the announcement of the Merger Agreement and the transactions contemplated thereby, including changes, developments, effects or events as a result of the identification of QXO or any of its affiliates as the acquiror of Beacon;

(iv)
changes or developments arising out of acts of terrorism or sabotage, civil disturbances or unrest, war (whether or not declared), the commencement, continuation or escalation of a war or military action, acts of hostility, weather conditions or other acts of God (including storms, earthquakes, floods or other natural disasters), including any material worsening of such conditions threatened or existing on the date of the Merger Agreement;

(v)	changes or developments in applicable laws, regulatory policies or the definitive interpretations thereof;
(vi)	changes or developments in generally accepted accounting principles in the United States or any foreign equivalents thereof or the interpretations thereof;
(vii)	any failure, in and of itself, by Beacon to meet any internal or public projections, forecasts or estimates of revenues or earnings for any period; and
(viii)	a decline, in and of itself, in the price or trading volume of Beacon’s common stock or any change in the ratings or ratings outlook for Beacon or any of its subsidiaries;
except, in the cases of the foregoing clauses (i), (ii), (iv), (v) or (vi), to the extent that such changes or developments have a disproportionate effect on Beacon and its subsidiaries, taken as a whole, relative to others in the industry or industries in which Beacon and its subsidiaries operate.
In the Merger Agreement, QXO and Purchaser have made representations and warranties to Beacon with respect to:
•	organization, good standing, and qualification;
•	corporate authority
•	governmental filings and absence of violation of laws;
•	litigation;
•	financing commitments;
•	capitalization of Purchaser;
•	ownership of securities of Beacon and absence of certain relationships with Beacon;
•	accuracy of information supplied for purposes of the offer documents and the Schedule 14D-9;
•	compliance with laws;

•	financial statements; and
•	solvency.
Some of the representations and warranties in the Merger Agreement made by QXO and Purchaser are qualified as to “materiality” or “Parent Material Adverse Effect.” For purposes of the Merger Agreement, a “Parent Material Adverse Effect” means any change, effect, event, fact, development or occurrence that is or would reasonably be expected to be materially adverse to the ability of QXO or Purchaser to timely perform its obligations under the Merger Agreement.
None of the representations and warranties of the parties to the Merger Agreement contained in the Merger Agreement or in any certificate delivered pursuant to the Merger Agreement will survive the effective time of the Merger.
Conduct of Business Pending the Merger. Beacon has agreed that, from the date of the Merger Agreement until the earlier of the effective time of the Merger and the termination of the Merger Agreement, except as consented to in writing by QXO, Beacon will use its commercially reasonable efforts to cause the business of it and its subsidiaries to be conducted, in all material respects, in the ordinary and usual course consistent with past practice, and use commercially reasonable efforts to (i) preserve its business organization, assets, and lines of business; (ii) maintain in effect all licenses, permits, consents, franchises, approvals and authorizations that are material to Beacon and its subsidiaries, taken as a whole; (iii) maintain all leases and personal property (reasonable wear and tear excepted) that are material to Beacon and its subsidiaries, taken as a whole, used by Beacon and its subsidiaries and necessary to conduct Beacon’s business in the ordinary course of business consistent with past practice (but with no obligation to renew or extend any lease or to otherwise exercise any rights or options it may have under any lease, including but not limited to rights to purchase or increase or decrease its current properties); and (iv) maintain in all material respects existing relations and goodwill with governmental entities, customers, suppliers employees and agents.
Beacon has further agreed that, from the date of the Merger Agreement until the earlier of the effective time of the Merger and the termination of the Merger Agreement, except as consented to in writing by QXO (which consent will not be unreasonably withheld, conditioned or delayed), as expressly provided for by the Merger Agreement or as required by applicable laws or definitive interpretations thereof by any governmental entity, Beacon will not, among other things and subject to specified exceptions (including as may be listed in a confidential schedule to the Merger Agreement):
•	adopt any amendments to its charter or bylaws or, in the case of any subsidiary that is not a corporation, similar applicable organizational documents;
•
adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, business combination, restructuring, recapitalization, or other reorganization of Beacon (other than the Merger), acquire by merging or consolidating with, or by purchasing an equity interest in or portion of the assets of any business or any corporation, partnership, joint venture, association or other business organization or division thereof, take or omit to take any action that would cause any rights under Material Intellectual Property, including with respect to any registrations or applications for registration, to lapse, be abandoned or cancelled, or fall into the public domain, other than actions or omissions in the ordinary course of business consistent with past practice and not otherwise in violation of the Merger Agreement, or enter into a joint venture or partnership or similar third-party business enterprise;

•	acquire any assets or capital stock from any other person, other than acquisitions of assets in the ordinary course of business consistent with past practice;
•
issue, sell, pledge, dispose of, grant, transfer or encumber any shares of capital stock of Beacon or any of its subsidiaries (other than in connection with exercise of Options and settlement of RSU Awards and PSU Awards, or the issuance of shares of capital stock by a wholly owned subsidiary of Beacon to Beacon or another wholly owned subsidiary of Beacon, or the issuance, sale, pledge, disposition of, grant, transfer or encumbrance of, capital stock of any subsidiary of Beacon in connection with financing arrangements not restricted under the Merger Agreement) or securities convertible or exchangeable into or exercisable for any shares of such capital stock, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or such convertible, exchangeable or exercisable securities;

•
other than trade credit or otherwise in an amount not to exceed $5,000,000 in the aggregate, in each case, in the ordinary course of business, make any loans, advances, capital contributions or investments;

•
declare, set aside or pay any dividend or other distribution, with respect to its capital stock except for dividends by any wholly owned subsidiary of Beacon to Beacon or any other wholly owned subsidiary of Beacon, split, combine or reclassify the Shares or any other outstanding capital stock of Beacon or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution therefor, redeem, purchase or otherwise acquire any capital stock or other rights of Beacon, except for acquisitions, or deemed acquisitions, of shares or other equity securities of Beacon in connection with (1) the satisfaction of tax withholding obligations with respect to Options, RSU Awards or PSU Awards, (2) the payment of the exercise price of Options and (3) forfeitures of Options, RSU Awards or PSU Awards, in the case of each of (1), (2) and (3), pursuant to their terms as in effect on the date of the Merger Agreement, and except for acquisitions or deemed acquisitions of Shares or other equity securities of Beacon or any of its subsidiaries by Beacon or any of its subsidiaries, or enter into any agreement, understanding or arrangement with respect to the sale, voting, registration or repurchase of Beacon’s capital stock or other rights of Beacon or any of its subsidiaries (except that that nothing will prohibit dividends and distributions paid or made on a pro rata basis by subsidiaries of Beacon in the ordinary course consistent with past practice);

•
redeem, repurchase, prepay, defease, incur, assume, endorse or guarantee or otherwise become liable for any Indebtedness or otherwise modify the terms of any Indebtedness, other than Indebtedness incurred under existing revolving credit facilities of Beacon for working capital purposes in the ordinary course of business in an amount not to exceed $150,000,000 in the aggregate (provided that Purchaser’s prior written consent will be required in respect of any incremental incurrence of Indebtedness thereunder in excess of $5,000,000);

•
release, assign, compromise, pay, discharge, waive, settle, agree to settle, or satisfy any action against Beacon or any of its affiliates or its or their respective directors, officers, managers, employees or agents (including any action relating to the Merger Agreement or the transactions contemplated thereby) or other rights, claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), or waive any claims of substantial value;

•
make, commit to make or authorize any capital expenditure, other than capital expenditures that are in the ordinary course of business consistent with past practice, consistent with Beacon’s existing capital budget for 2025 and do not to exceed $1,000,000 individually or $20,000,000 in the aggregate;

•	make any material changes with respect to financial accounting policies or procedures, except as required by changes in the generally accepted accounting principles;
•
enter into any contract that would have been a key contract if entered into prior to the date of the Merger Agreement, amend any key contract in any material respect or terminate any key contract or waive or grant any release or relinquishment of any material rights under, or renew, any key contract, except for such actions with respect to customer or supplier contracts that are in the ordinary course of business consistent with past practice and are not otherwise in violation of the Merger Agreement;

•
make, change or revoke any material tax election, settle or compromise any audit or proceeding relating to a material tax liability or material refund of tax, enter into any tax sharing agreement or closing agreement, agree to any material adjustment of any tax attribute, change any material method of tax accounting or tax period, except upon the request of a tax authority, execute any waivers extending the statutory period of limitations with respect to any material tax return, file any material amended tax return, or request any tax ruling;

•
transfer, sell, lease, license, mortgage, pledge, surrender, encumber, divest, cancel, abandon, fail to renew, or allow to lapse or expire or otherwise dispose of (or agree to do, or grant any options, or rights of first refusal, first offer or first negotiation with respect to, any of the foregoing) any assets or businesses of Beacon or its subsidiaries, including capital stock of any of its subsidiaries, other than equipment, inventory, supplies and other tangible assets in the ordinary course of business consistent with past practice, the mortgage, pledge or encumbrance of assets in connection with financing arrangements not restricted under the Merger Agreement, to the extent such mortgage, pledge or encumbrance is required by the terms thereof and non-exclusive licenses of Intellectual Property granted in the ordinary course of business consistent with past practice;
•
except as required by applicable law or by the terms of a Benefit Plan, grant any new rights to severance or termination payments or benefits to any current or former independent contractor, or any current or former officer or director of Beacon or any of its subsidiaries (each, a “Company Service Provider”), other than in the ordinary course of business consistent with past practice for any Company Service Provider below the level of Vice President, increase the compensation or employee benefits of any Company Service Provider, except for increases in base salary, annual target incentive compensation (excluding equity-based compensation) in the ordinary course of business consistent with past practice in connection with the promotion of any Company Employee below the level of Vice President, establish, adopt, terminate or amend any Benefit Plan (or any arrangement that would be a Benefit Plan if in effect on the date of the Merger Agreement) (other than any ordinary course changes to any Benefit Plan that is a group health plan that does not materially increase Beacon’s cost with respect to such benefits) or any collective bargaining agreement, take any action to accelerate the vesting, payment or funding of any compensation or benefits under any Benefit Plan with respect to any Company Service Provider, or hire, promote or terminate the employment (other than for cause) of any Vice President-level employee or above of Beacon or any of its subsidiaries;

•
terminate, permit to lapse without replacing such policy with comparable coverage, amend or cancel any material insurance policy in any manner materially adverse to QXO or to Beacon and its subsidiaries, taken as a whole;

•
take any action that would reasonably be expected to prevent, materially impede, materially interfere with or materially delay the consummation of the transactions contemplated by the Merger Agreement (including the Offer and the Merger);

•	incur or pay any individual expense in excess of $5,000,000; and
•	agree, authorize or commit to do any of the foregoing, or authorize, recommend or announce an intention to do any of the foregoing.
Access to Information.
From and after the date of the Merger Agreement, subject to the requirements of applicable law, Beacon has agreed to, and to cause its subsidiaries to:
•
provide QXO and its authorized representatives full and complete access to Beacon’s officers, employees, representatives, auditors, properties, books, contracts, audit working papers and records, and to furnish promptly to QXO all information concerning its business, properties and personnel as may reasonably be requested; and

•
provide certain additional information and access specified in Beacon’s confidential disclosure letter (except that, with respect to certain requested information, if it is not reasonably possible for Beacon to provide such information prior to the completion of the Offer and Merger, such failure will not constitute a material breach of the Merger Agreement for purposes of closing so long as Beacon, in consultation with QXO and taking into account QXO’s priorities, uses its reasonable best efforts to provide QXO as much information as promptly as reasonably possible and prior to the closing).

Directors’ and Officers’ Indemnification and Insurance. Parties have agreed that all provisions relating to exculpation, advancement of expenses and indemnification for acts or omissions occurring prior to the effective time of the Merger as provided in the certificate of incorporation or bylaws of Beacon or any of its subsidiaries as of the date of the Merger Agreement will remain in effect for a six-year period beginning at the effective time of the Merger. QXO has also agreed to, and agreed to cause the Surviving Corporation to, indemnify and hold harmless, to the fullest extent permitted by applicable law each current and former director or officer of Beacon and its subsidiaries (collectively, the “indemnitees”) against any costs or expenses (including reasonable attorneys’ fees) arising out of or related to such indemnitee’s service as a director or officer of Beacon or its subsidiaries or services performed by such indemnitee at the request of Beacon or its subsidiaries at or prior to the effective time of the Merger, to the same extent such person is indemnified as provided in the certificate of incorporation or bylaws of Beacon or any of its subsidiaries or any indemnification agreement with Beacon, in each case, as of the date of the Merger Agreement.
Prior to the effective time of the Merger, Beacon will (and if Beacon fails to do so QXO will cause the Surviving Corporation as of the effective time of the Merger to) obtain and fully pay the premium for six-year “tail” directors’ and officers’ insurance policies from an insurance carrier with the same or better credit rating as Beacon’s current insurance carrier with respect to directors’ and officers’ liability insurance and fiduciary liability insurance with terms, conditions, retentions and limits of liability that are at least as favorable as Beacon’s existing policies with respect to any acts or omissions occurring at or prior to the effective time of the Merger. Beacon will not pay, and neither QXO nor the Surviving Corporation will be required to pay, an aggregate amount for such insurance policies in excess of 300% of the annual premium currently paid by Beacon.
Reasonable Best Efforts. Each of Beacon and QXO has agreed to use their respective reasonable best efforts to cause the transactions contemplated by the Merger Agreement to be consummated as soon as practicable. Each of Beacon and QXO has agreed to make any other applicable foreign antitrust or competition law filings as promptly as practicable. QXO and Beacon will as promptly as practicable comply with any additional requests for information by any governmental entities with jurisdiction over enforcement of the HSR Act, any other applicable antitrust law of the United States, or any other applicable antitrust, competition or similar laws of any foreign jurisdiction. In no event, however, will QXO or any of its subsidiaries be required to sell or otherwise dispose of, or hold separate or agree to sell or otherwise dispose of, assets, categories of assets or businesses of Beacon or QXO or their respective subsidiaries, terminate existing relationships, contractual rights or obligations of Beacon or QXO or their respective subsidiaries, terminate any venture or other arrangement, create any relationship, contractual rights or obligations, or effectuate any other change or restructuring of Beacon or QXO or their respective subsidiaries, in each case, if such actions would be reasonably expected to reduce, impair or eliminate in any material respect any of the benefits or advantages QXO expects to derive from the transactions contemplated by the Merger Agreement.
Employee Matters. QXO has agreed that, for a period of one year following the effective time of the Merger, it will provide or cause the Surviving Corporation to provide, to each individual who remains employed by Beacon or any of its subsidiaries following the effective time of the Merger (each, a “Beacon Employee”): (i) a base salary or hourly wage rate, as applicable, that is no less favorable than the base salary or wage rate, as applicable, provided to such Beacon Employee by Beacon or its subsidiaries immediately prior to the effective time of the Merger, (ii) annual target cash incentive compensation opportunities (excluding equity-based incentive compensation opportunities) that are not less than those provided immediately prior to the effective time of the Merger, and (iii) employee benefits (excluding severance, equity-based incentive compensation opportunities, defined benefit pension, non-qualified deferred compensation, post-retirement medical or welfare benefits, retention, any change in control benefits and, with respect to any employee who received a new compensation arrangement, the compensation and benefits provided under such arrangement) that are substantially similar, in the aggregate, to those provided to such employee immediately prior to the effective time of the Merger.
QXO has also agreed that QXO, Beacon and the Surviving Corporation will honor, in accordance with their terms, all employment, severance, income continuity and change of control programs, plans or agreements between Beacon and the Beacon Employees in existence on the date of the Merger Agreement or, to the extent such changes are permitted under the Merger Agreement, as of the effective time of the Merger; provided that the foregoing shall not prohibit QXO, Beacon or the Surviving Corporation from amending, suspending or terminating any such arrangements (excluding individual severance arrangements) to the extent permitted under, and in accordance with, their terms.
QXO has also agreed that, with respect to any employee benefit plan maintained by QXO or its subsidiaries in which the Beacon Employees are eligible to participate effective as of the effective time of the Merger, QXO will, or will cause the Surviving Corporation to take commercially reasonable efforts to (i) provide each Beacon Employee with service credit for purposes of determining eligibility to participate, vesting, benefit accruals and entitlement to benefits where length of service is relevant, subject to certain customary exclusions, (ii) waive any pre-existing condition limitations, eligibility waiting periods and evidence of insurability requirements with respect to participation and coverage requirements applicable to each Beacon Employee and any covered dependent under such benefit plan that is a welfare benefit plan to the extent such conditions were waived or satisfied under similar Beacon benefit plans immediately prior to the effective time of the Merger, and (iii) provide credit to each Beacon Employee and any covered dependent thereof for any co-payments and deductibles incurred prior to the effective time of the Merger for purposes of satisfying any applicable deductible, out-of-pocket or similar requirements under any such Beacon benefits plans that may apply as of or following the effective time of the Merger for the year in which the effective time of the Merger occurs.
QXO may request, no less than ten business days prior to the effective time of the Merger, that, solely to the extent that QXO has established a defined contribution plan that includes a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code at or prior to the effective time of the Merger (“Parent 401(k) Plan”), to cause Beacon terminate, effective as of the day immediately preceding the effective time of the Merger and contingent upon the occurrence of the Closing, any Beacon benefit plan that is a defined contribution plan intended to be qualified under Section 401(a) of the Code (“Beacon 401(k) Plan”). QXO will permit each Beacon Employee who is then actively employed and participating in a Beacon 401(k) Plan to elect a “direct rollover” of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code) in the form of cash, promissory notes (in the case of outstanding loans) or a combination thereof in an amount equal to the full account balance (including earnings thereon) distributed to such Beacon Employee from the Beacon 401(k) Plan. If the Beacon 401(k) Plan is terminated pursuant to QXO’s request in accordance with the preceding sentence, each Beacon Employee will be eligible to participate in a Parent 401(k) Plan as of the effective time of the Merger.
Financing Cooperation. Prior to and at the effective time of the Merger, at QXO’s sole cost and expense, Beacon has agreed to use reasonable best efforts to, to cause its subsidiaries to use reasonable best efforts to, and to use reasonable best efforts to cause its and its subsidiaries’ respective representatives to, provide cooperation in connection with any debt and/or equity financing by QXO or any of its subsidiaries or affiliates in connection with the transactions contemplated by the Merger Agreement as may be reasonably requested. However, no such cooperation will:
(i)
require Beacon, its subsidiaries and its representatives to (A) pay any commitment or other fee or otherwise bear any cost or expense or make any other payment or incur any other actual or potential liability prior to the effective time of the Merger (other than liabilities indemnified by QXO pursuant to the Merger Agreement) or (B) provide any indemnity, guarantee, pledge or security in connection with the financing prior to the effective time of the Merger;

(ii)	unreasonably interfere with the ongoing operations of Beacon and its subsidiaries;
(iii)
require Beacon or its subsidiaries or representatives to pass resolutions or consents or approve or authorize the execution of any financing or the definitive financing agreement or deliver any certificates in connection therewith, in each case, unless the effectiveness of such resolutions, consents, certificates or documents is contingent upon the occurrence of the closing of the Merger;

(iv)
require Beacon or its affiliates (A) to waive or amend any terms of the Merger Agreement or take any action that would conflict with or violate Beacon’s or any subsidiaries’ organizational documents or, in the reasonable judgment of Beacon, subject any director, officer, manager, employee, accountant, legal counsel or other representative of Beacon or its subsidiaries to any personal liability, (B) to take any action that would or could reasonably be expected to, in the reasonable judgment of Beacon, result in the loss of attorney-client privilege and (C) to take any action that would or could reasonably be expected to, in the reasonable judgment of Beacon, conflict with, or result in any violation or breach of, any law, any key contract with a third party or any obligations of confidentiality to a third party; or

(v)	require Beacon or its subsidiaries and representatives to prepare or provide certain information or to change any fiscal period or deliver any legal opinion.
Transaction Litigation. Beacon will promptly notify QXO of any stockholder demands, litigations, arbitrations or other similar action (including any derivative claim) against Beacon or its directors, officers or employees relating to the transactions contemplated by the Merger Agreement and keep QXO fully informed on a prompt basis regarding any such litigation and all material developments relating thereto. Beacon will give QXO the opportunity to participate in the defense or settlement of such litigation and consult with QXO in connection with material strategic decisions relating to the defense or settlement of any such Action. No settlement of any such litigation will be agreed to or offered by Beacon or its representatives without QXO’s written consent (which may not be unreasonably withheld, conditioned or delayed).
No Solicitation. Beacon has agreed to, and to cause its affiliates and representatives to, immediately cease any solicitation, encouragement, discussions or negotiations with any persons that may be ongoing with respect to any Acquisition Proposal, promptly (but in any event within one business day after the date of the Merger Agreement) instruct any person who entered into a confidentiality agreement with Beacon that has not expired or been terminated to return or destroy all such information or documents and immediately terminate all physical and electronic data room access to diligence or other information regarding Beacon or any of its subsidiaries. In addition, Beacon has agreed that it will not, and will cause affiliates and representatives not to, directly or indirectly:
(i)
solicit, initiate or knowingly facilitate or knowingly encourage (including by way of furnishing non-public information) any inquiries regarding, or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal;

(ii)
engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish any non-public information or afford access to properties, books or records to any other person in connection with or for the purpose of soliciting, initiating, encouraging or facilitating, an Acquisition Proposal; or

(iii)
approve, recommend or enter into, or propose to approve, recommend or enter into, any letter of intent or similar document, agreement, commitment, or agreement in principle (whether written or oral, binding or nonbinding) with respect to, or take any action to support or in furtherance of, an Acquisition Proposal.

Beacon has also agreed that it will not, and will cause its subsidiaries not to, release any third party from, or waive, amend or modify any provision of, or grant permission under, any confidentiality or standstill provision in any agreement to which Beacon or any of its subsidiaries is a party unless Beacon receives a written request from a third party to take such action and the Beacon Board determines in good faith, after consultation with outside counsel, that the failure to take such action would be reasonably likely to constitute a violation of the Beacon Board’s fiduciary duties under applicable law, and Beacon will, and will cause its subsidiaries to, enforce the confidentiality and standstill provisions of any such agreement, and Beacon will, and will cause its subsidiaries to, immediately take all steps necessary to terminate any waiver that may have been heretofore granted, to any person other than QXO or any of QXO’s affiliates, under any such provisions (other than any termination of any standstill provision that occurs automatically upon the execution or announcement of the Merger Agreement).
Notwithstanding the above limitations, if Beacon receives prior to the Acceptance Time a bona fide unsolicited written Acquisition Proposal that did not result from a breach of the non-solicitation provisions of the Merger Agreement and that the Beacon Board determines, in good faith, after consultation with outside financial advisors of nationally recognized reputation and outside legal counsel constitutes, or would reasonably be expected to lead to, a Superior Proposal and, after consultation with Beacon’s outside legal counsel, that the failure to take such action would reasonably be expected to constitute a violation of the Beacon Board’s fiduciary duties under applicable law, Beacon may take the following actions:
•
furnish, pursuant to an acceptable confidentiality agreement, information with respect to Beacon and its subsidiaries to the third party making such Acquisition Proposal (provided, that substantially simultaneously Beacon provides to QXO any nonpublic information that was not previously furnished to QXO); and

•	engage in or otherwise participate in discussions or negotiations with the person making such Acquisition Proposal regarding such Acquisition Proposal.
Beacon is required to promptly, and in no event later than 24 hours after receipt, notify QXO of any Acquisition Proposal or request for nonpublic information relating to Beacon or any subsidiary of Beacon or for access to the properties, books or records of Beacon or any subsidiary of Beacon that, in Beacon’s good faith judgment, would reasonably be expected to give rise to or result in an Acquisition Proposal and will promptly, and in no event later than 24 hours after receipt, provide copies to QXO of any such written requests, proposals or indications of interest with respect to such Acquisition Proposal or draft agreements relating to such Acquisition Proposal. Beacon will keep QXO informed of any material developments regarding any Acquisition Proposal or such requests, including by providing to QXO copies of any additional or revised written proposals or indications of interest with respect to such Acquisition Proposal, and/or draft agreements relating to such Acquisition Proposal within 24 hours and on a daily basis at mutually agreeable times, advise and confer with QXO (including on an outside counsel basis) regarding the process of negotiations concerning any Acquisition Proposal or such request and the material details of any such Acquisition Proposal or such request and will respond in good faith to questions reasonably asked by QXO (or its outside counsel) related thereto.
“Acquisition Proposal” means:
•
any inquiry, proposal or offer for or with respect to (or expression of interest by any person that it is considering or may engage in) a merger, joint venture, partnership, consolidation, dissolution, liquidation, recapitalization, reorganization, share exchange, business combination or similar transaction;

•
any inquiry, proposal or offer (including tender or exchange offers) to (or expression by any person that it is considering or may seek to) acquire in any manner, directly or indirectly, in one or more transactions, 15% or more of the outstanding Shares or other securities of Beacon; or

•
any inquiry, proposal or offer to (or expression by any person that it is considering or may seek to) acquire in any manner (including the acquisition of stock in any subsidiary of Beacon), directly or indirectly, in one or more transactions, assets or businesses of Beacon or its subsidiaries, including pursuant to a joint venture or partnership, representing 15% or more of the consolidated total assets (including equity securities of its subsidiaries), revenues, EBITDA or net income of Beacon.

“Superior Proposal” means a bona fide, unsolicited written Acquisition Proposal (i) that if consummated would result in a third party (or in the case of a direct merger between such third party and Beacon, the stockholders of such third party) acquiring, directly or indirectly, more than 80% of the outstanding Shares or more than 80% of the assets of Beacon and its subsidiaries, taken as a whole, for consideration consisting of cash and/or securities, (ii) that the Beacon Board determines in good faith, after consultation with its outside legal counsel and its outside financial advisors of nationally recognized reputation, is reasonably capable of being completed, taking into account all financial, legal, regulatory and other aspects of such proposal, including all conditions contained therein and the person making such Acquisition Proposal, and (iii) that the Beacon Board determines in good faith, after consultation with its outside legal counsel and its outside financial advisors (taking into account any changes to the Merger Agreement proposed by QXO in response to such Acquisition Proposal, and all financial, legal, regulatory and other aspects of such Acquisition Proposal, including all conditions contained therein, the form of consideration offered and the person making such proposal, and the Merger Agreement), is more favorable to the stockholders of Beacon from a financial point of view than the Offer and the Merger.
Changes of Recommendation. As described above, and subject to the provisions described below, the Beacon Board has determined to recommend that the stockholders of Beacon accept the Offer and tender their Shares to Purchaser in the Offer. The foregoing recommendation is referred to herein as the “Company Recommendation.” The Beacon Board also agreed to include the Company Recommendation with respect to the Offer in the amended Schedule 14D-9 and has permitted QXO to refer to such recommendation in this Offer to Purchase and documents related to the Offer.
Except as described below, the Beacon Board will not:
(i)	fail to include the Company Recommendation in the Schedule 14D-9 or any amendment thereof;
(ii)	change, qualify, withhold, withdraw or modify, or authorize or publicly propose to change, qualify, withhold, withdraw or modify, in a manner adverse to QXO, the Company Recommendation;
(iii)
take any formal action or make any recommendation or public statement in connection with a tender offer or exchange offer that constitutes an Acquisition Proposal (other than a recommendation against such offer or a customary “stop, look and listen” communication of the type contemplated by Rule 14d-9(f) under the Exchange Act, in each case that includes a reaffirmation of the Company Recommendation);

(iv)	adopt, approve or recommend, or publicly propose to adopt, approve or recommend to stockholders of Beacon an Acquisition Proposal; or
(v)	fail to publicly recommend against an Acquisition Proposal and reaffirm the Company Recommendation within ten business days of the request of QXO.
(any such action above being referred to as a “Company Adverse Recommendation Change”).
However, prior to the Acceptance Time, the Beacon Board may (x) make a Company Adverse Recommendation Change and/or (y) terminate the Merger Agreement, if, after receiving a bona fide, unsolicited Acquisition Proposal, the Beacon Board has determined in good faith, (1) after consultation with its outside legal counsel, that the failure to make a Company Adverse Recommendation Change would reasonably be expected to result in a violation of the Beacon Board’s fiduciary duties under applicable Law, and (2) after consultation with outside financial advisors of nationally recognized reputation and outside legal counsel, such Acquisition Proposal would reasonably be expected to result in a Superior Proposal. However, prior to making such Company Adverse Recommendation Change:
(A)	Beacon must give QXO at least five business days’ prior written notice of its intention to take make such Company Adverse Recommendation Change;
(B)
to the extent requested by QXO, Beacon and its officers and directors must have negotiated, and Beacon must have used reasonable best efforts to cause its representatives to negotiate in good faith with QXO during such notice period to enable QXO to propose revisions to the terms of the Merger Agreement such that it would cause such Superior Proposal to no longer constitute a Superior Proposal;

(C)
following the end of such notice period, the Beacon Board will have considered in good faith any revisions to the terms of the Merger Agreement proposed in writing by QXO, and will have determined, after consultation with its outside financial advisors of nationally recognized reputation and outside legal counsel, that (x) failure to make a Company Adverse Recommendation Change would nevertheless reasonably be expected to result in a violation of the Beacon Board’s fiduciary duties under applicable law and (y) the Superior Proposal would nevertheless continue to constitute a Superior Proposal, in each case, if the revisions proposed by QXO were to be given effect; and

(D)
in the event of each and every change to any of the financial terms (including the form, amount and timing of payment of consideration) or any other material terms of such Superior Proposal, Beacon will, in each case, have delivered to QXO an additional notice consistent with that described in clause (A) above and a new four-business day notice period under clause (A) above will commence, during which time Beacon will be required to comply with the requirements of this sentence anew with respect to each such additional notice

(provided that Beacon and its affiliates and their representatives have complied in all material respects with the non-solicitation provisions of the Merger Agreement).
In addition, prior to the Acceptance Time, the Beacon Board may (i) fail to include the Company Recommendation in the Schedule 14D-9 or any amendment thereof or (ii) change, qualify, withhold, withdraw or modify, or authorize or publicly propose to change, qualify, withhold, withdraw or modify, in a manner adverse to QXO, the Company Recommendation (any such action in the foregoing clauses (i) or (ii), an “Intervening Event Recommendation Change”), if, in response to an Intervening Event (as defined below), the Beacon Board has determined in good faith, after consultation with its outside legal counsel, that failure to make such Intervening Event Recommendation Change would reasonably be expected to result in a violation of the Beacon Board’s fiduciary duties under applicable Law; provided that (A) such action will not in any way relate to an Acquisition Proposal or a Superior Proposal and, (B) prior to making such Intervening Event Recommendation Change:
1.
Beacon has given QXO at least five business days’ prior written notice of its intention to make such Intervening Event Recommendation Change and a reasonable description of the Intervening Event that serves as the basis of such Intervening Event Recommendation Change;

2.
to the extent requested by QXO, Beacon and its officers and directors have negotiated, and Beacon has used reasonable best efforts to cause its representatives to negotiate, in good faith with QXO during such notice period to enable QXO to propose revisions to the terms of the Merger Agreement in such a manner that would obviate the need for making such Intervening Event Recommendation Change;

3.
following the end of such notice period, the Beacon Board will have considered in good faith any revisions to the terms of the Merger Agreement proposed in writing by QXO, and will have determined in good faith, after consultation with its outside legal counsel, that failure to make an Intervening Event Recommendation Change would reasonably be expected to result in a violation of the Beacon Board’s fiduciary duties under applicable Law if the revisions proposed by QXO were to be given effect; and

4.
in the event of each and every change to the material facts and circumstances relating to such Intervening Event, Beacon will, in each case, have delivered to QXO an additional notice consistent with that described in clause (1) above and a new four-business day notice period under clause (1) will commence, during which time Beacon will be required to comply with the requirements above anew with respect to each such additional notice, including clauses (1) through (4) above

(provided that Beacon and its affiliates and their representatives have complied in all material respects with the non-solicitation provisions of the Merger Agreement).
“Intervening Event” means a material event, development, occurrence, state of facts or change that was not known or reasonably foreseeable to the Beacon Board, as of the execution and delivery of the Merger Agreement (or, if known or reasonably foreseeable, only the portion of such change, effect, event, occurrence or development of which the magnitude or material consequences were not known or reasonably foreseeable by the Beacon Board as of the date of the Merger Agreement), which event, development, occurrence, state of facts or change becomes known to the Beacon Board before the Acceptance Time; provided that (x) in no event will any action taken by either party pursuant to and in compliance with the covenants set forth in the Merger Agreement, and the consequences of any such action, constitute an Intervening Event, (y) in no event will any event, development, occurrence, state of facts or change that has had or would reasonably be expected to have an adverse effect on the business, financial condition or operations of, or the market price of the securities of, QXO or any of its subsidiaries constitute an Intervening Event unless such event, development, occurrence, state of facts or change has had or would be reasonably expected to have a Parent Material Adverse Effect, and (z) in no event will the receipt, existence of or terms of an Acquisition Proposal or any inquiry relating thereto or the consequences thereof constitute an Intervening Event.
Termination. The Merger Agreement may be terminated as follows:
(i)	by mutual written consent of QXO and Beacon;
(ii)	by either QXO or Beacon:
(a)
if the Acceptance Time has not occurred on or before 11:59 p.m. Eastern Time on May 20, 2025 (the “Outside Date”); provided, that the right to terminate the Merger Agreement under this clause will not be available to a party whose failure to fulfill any obligation under the Merger Agreement has been the cause of, or resulted in, the failure of the Acceptance Time to occur by such date;

(b)
a permanent injunction or other order which is final and non-appealable will have been issued preventing or prohibiting consummation of the Offer or the Merger (whether before or after the Acceptance Time); provided, that the right to terminate the Merger Agreement pursuant to this clause will not be available to a party whose failure to fulfill any obligation under the Merger Agreement has been the cause of, or resulted in or materially contributed to, such action or event;

(iii)
by QXO if there has been a breach or inaccuracy of any representation, warranty, covenant or agreement made by Beacon in the Merger Agreement, or any such representation and warranty will have become untrue or inaccurate after the date of the Merger Agreement, such that (a) certain Offer Conditions would not be satisfied and (b) such breach or inaccuracy or failure to be true is not curable by the Outside Date or, if capable of being cured by the Outside Date, will not have been cured prior to the earlier of (i) thirty days after written notice thereof is given by QXO to Beacon or (ii) the Outside Date (provided that QXO or Purchaser are not then in material breach of the Merger Agreement);

(iv)	by QXO if at any time prior to the Acceptance Time, the Beacon Board will have made a Company Adverse Recommendation Change or Intervening Event Recommendation Change;
(v)
by Beacon, if there has been a breach or inaccuracy of any representation, warranty, covenant or agreement made by QXO or Purchaser in the Merger Agreement, or any such representation and warranty will have become untrue after the date of the Merger Agreement, such that (a) such breach or inaccuracy or failure to be true would reasonably be expected to, individually or in the aggregate, prevent the consummation of the transactions contemplated by the Merger Agreement (including the Offer and the Merger) and (b) such breach or failure to be true is not curable by the Outside Date or, if capable of being cured by the Outside Date, will not have been cured prior to the earlier of (i) thirty days after written notice thereof is given by Company to QXO or (ii) the Outside Date (provided that Beacon is not then in material breach of the Merger Agreement); and

(vi)
by Beacon at any time prior to the Acceptance Time in order to enter into a definitive agreement with respect to a Superior Proposal concurrently with such termination, only pursuant to and in accordance with the “—Changes of Recommendation” above, including the payment of the Beacon Termination Fee (as defined below).

Effect of Termination. If the Merger Agreement is terminated, it will become void and of no effect, with no liability on the part of QXO, Purchaser, or Beacon, provided that no such termination will relieve any party of any liability or damages to the other party to the Merger Agreement, which the parties acknowledge and agree will include any damages incurred by the Beacon’s stockholders, resulting from fraud or any willful and material breach of the Merger Agreement. However, certain provisions of the Merger Agreement will survive any such termination, including, among others, the fees and expenses provisions of the Merger Agreement.
Beacon Termination Fee. Beacon has agreed to pay QXO a termination fee of $336,931,450 in cash (the “Beacon Termination Fee”) if the Merger Agreement is terminated:
•	by Beacon prior to the Acceptance Time in connection with Beacon’s entry into a definitive agreement with respect to a Superior Proposal;
•	by QXO prior to the effective time of the Merger because prior to the Acceptance Time, the Beacon Board made an Company Adverse Recommendation Change or an Intervening Event Recommendation Change;
•
by either QXO or Beacon because the Acceptance Time did not occur on or before the Outside Date and, prior to the Acceptance Time, the Beacon Board made an Company Adverse Recommendation Change or an Intervening Event Recommendation Change; or

•
by (i) QXO due to certain uncured breaches by Beacon of the Merger Agreement that would cause certain closing conditions not to be satisfied or (ii) either QXO or Beacon if the Acceptance Time did not occur on or before the Outside Date and, in each case, on or after the date of the Merger Agreement and prior to such termination an Acquisition Proposal was publicly announced, publicly known or otherwise made known to the Beacon Board and Beacon enters into a definitive agreement with respect to, or consummates the transactions contemplated by, an Acquisition Proposal within twelve months following such termination (provided that solely for purposes of this clause, “50%” will be substituted for “15%” in the definition of Acquisition Proposal).

In the event QXO receives the Termination Fee, it will be deemed to be liquidated damages in a reasonable amount that will compensate QXO in the circumstances in which such Termination Fee is due and payable for the efforts and resources expended and opportunities foregone while negotiating the Merger Agreement and in reliance on the Merger Agreement and on the expectation of the consummation of the transactions contemplated by the Merger Agreement, which amount would otherwise be impossible to calculate with precision.
Specific Performance. The parties have agreed that irreparable damage would occur in the event that any of the provisions of the Merger Agreement were not performed in accordance with their specific terms or were otherwise breached. The parties further agreed that the parties will be entitled to an injunction or injunctions to prevent breaches of the Merger Agreement and to enforce specifically the terms and provisions of the Merger Agreement in addition to any other remedy to which they are entitled at law or in equity.
Offer Conditions. The Offer Conditions are described in “The Offer—Section 15—Conditions of the Offer.”

13.	Purpose of the Offer and the Merger; Plans for Beacon; Statutory Requirements; Approval of the Merger.
Purpose of the Offer and the Merger; Plans for Beacon. The purpose of the Offer is for QXO, through the Purchaser, to acquire control of, and the entire equity interest in, Beacon. The Offer, as the first step in the acquisition of Beacon, is intended to facilitate the acquisition of all issued and outstanding Shares. The purpose of the Merger is to acquire all of the outstanding Shares not tendered and purchased pursuant to the Offer. If the Offer is successful, the Purchaser intends to consummate the Merger pursuant to the Merger Agreement as soon as practicable following (but in any event on the same day as) the consummation of the Offer pursuant to Section 251(h) of the DGCL. See “Statutory Requirements; Approval of the Merger” below.
If we consummate the Offer, we do not intend to declare any dividends on the Shares prior to the consummation of the Merger or the Purchaser otherwise acquiring all of the outstanding Shares.
If, for any reason following completion of the Offer, the Merger Agreement is terminated and the Merger is not consummated, QXO and the Purchaser reserve the right to acquire additional Shares in the open market or during a subsequent offering period, pursuant to privately negotiated transactions or otherwise, at prices that may be higher, lower or the same as the price paid in the Offer. We also reserve the right to dispose of Shares that we have acquired or may acquire.
QXO and the Purchaser are conducting a detailed review of Beacon and its assets, corporate structure, capitalization, indebtedness, operations, properties, policies, management and personnel, and will consider which changes would be desirable in light of the circumstances that exist upon completion of the Offer and the Merger. QXO and the Purchaser will continue to evaluate the business and operations of Beacon during the pendency of the Offer and after the consummation of the Offer and the Merger and will take such actions as they deem appropriate under the circumstances then existing. Thereafter, QXO intends to review such information as part of a comprehensive review of Beacon’s business, operations, capitalization, indebtedness and management with a view to optimizing development of Beacon’s potential in conjunction with Beacon’s or QXO’s existing businesses. Possible changes could include changes in Beacon’s business, corporate structure, certificate of incorporation, bylaws, capitalization, board of directors and management. Plans may change based on further analysis and QXO, Purchaser and, after completion of the Offer and the Merger, the reconstituted Beacon Board, reserve the right to change their plans and intentions at any time, as deemed appropriate by QXO or the reconstituted Beacon Board.
Except as described above or elsewhere in this Offer to Purchase, the Purchaser has no present plans or proposals that would relate to or result in an extraordinary corporate transaction involving Beacon or any of its subsidiaries (such as a merger, reorganization, liquidation, or sale or other transfer of a material amount of assets), any change in the Beacon Board or management, any material change in Beacon’s indebtedness, capitalization or dividend rate or policy or any other material change in Beacon’s corporate structure or business.
Statutory Requirements; No Stockholder Approval. If the Offer is consummated (assuming the Minimum Tender Condition has been satisfied), we do not anticipate seeking the approval of Beacon’s public stockholders before effecting the Merger. Section 251(h) of the DGCL provides that, following the consummation of a tender offer, vote of the stockholders of the target corporation will not be required to authorize the subsequent merger if certain requirements are met, including that: (i) the merger agreement expressly permits or requires the merger to be effected pursuant to Section 251(h) and provides that such merger be effected as soon as practicable following the consummation of the tender offer; (ii) the purchaser must tender for all outstanding shares on the terms provided in such agreement of merger that, absent the provisions of Section 251(h) of the DGCL, would be entitled to vote on the adoption or rejection of the agreement of merger, provided, however, that such tender offer may be conditioned on the tender of a minimum number or percentage of shares of the stock of such constituent corporation, or any class or series thereof, and such offer may exclude any excluded stock (as defined in Section 251(h) of the DGCL); (iii) immediately following the consummation of the tender offer, the purchaser must have irrevocably accepted for purchase the requisite number of shares of the target corporation that would be required to adopt the merger agreement absent Section 251(h) of the DGCL; (iv) the purchaser must merge with or into the target corporation pursuant to the merger agreement; and (v) the outstanding shares of stock of the target corporation that are not purchased in the tender offer must be converted in the merger into, or into the right to receive, the same amount and kind of consideration that was paid for shares of stock of the target corporation in the tender offer.

The foregoing discussion is not a complete statement of Section 251(h) of the DGCL and is qualified in its entirety by reference to the DGCL.
14.	Dividends and Distributions.
As discussed in “The Offer—Section 12—The Merger Agreement,” pursuant to the Merger Agreement, from the date of the Merger Agreement until the effective time of the Merger, except (i) as expressly required by the Merger Agreement, (ii) as QXO may consent in writing (which consent shall not be unreasonably withheld, conditioned or delayed), (iii) as required by applicable laws or definitive interpretations thereof or by any governmental entity, or (iv) as set forth in the Beacon disclosure letter, Beacon has agreed not to, and not permit any of its subsidiaries to set aside or pay any dividends on, make any other distributions in respect of, any of its capital stock, or split, combine or reclassify any Beacon securities, or repurchase or redeem any of its capital stock or options, convertible or exchangeable securities or other rights to acquire such capital stock, other than in connection with exercise of options and other equity awards, or enter into any agreement, understanding or arrangement with respect to the sale, voting, registration or repurchase of the Beacon’s capital stock.
15.	Conditions of the Offer.
Notwithstanding any other provision of the Offer or the Merger Agreement, we are not required to irrevocably accept for purchase or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act, pay for any Shares validly tendered and not validly withdrawn, unless immediately prior to the effective time of the Merger:
a.
Minimum Tender Condition. There being validly tendered and not validly withdrawn that number of Shares that, when added to the Shares then owned by QXO and its subsidiaries, would represent a majority of the outstanding Shares as of the time of the expiration of the Offer (excluding any Shares tendered in the Offer pursuant to guaranteed delivery procedures that have not yet been “received” (as such term is defined in Section 251(h)(6)(f) of the DGCL)) (the “Minimum Tender Condition”).

b.
Regulatory Approvals Condition. Any notices, reports and other filings required to be made prior to the effective time of the Merger by Beacon or QXO or any of their respective subsidiaries with, or any consents, registrations, approvals, permits and authorizations required to be obtained prior to the effective time of the Merger by Beacon or QXO or any of their respective subsidiaries from, any governmental entity in connection with the execution and delivery of the Merger Agreement and the consummation of the transactions contemplated under the Merger Agreement by Beacon and QXO and, in each case, which is set forth on Beacon’s disclosure letter shall have been made or obtained (as the case may be) (the “Regulatory Approvals Condition”).

c.
Material Adverse Effect Condition. Since the date of the Merger Agreement, there has not occurred any event, development, occurrence, state of facts or change that has had or would be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect (the “Material Adverse Effect Condition”).

d.
No Injunction Condition. There shall be no order (whether temporary, preliminary or permanent) in effect that restrains, enjoins or otherwise prohibits consummation of the Offer or the Merger (the “No Injunction Condition”).

e.	Other Conditions:
i.
Beacon and QXO shall not have reached an agreement in writing that the Offer or the Merger Agreement be terminated, nor the Merger Agreement shall not have been terminated in accordance with its terms;

ii.
(A) any of the representations and warranties of Beacon set forth in Section 3.1(b)(i) or Section 3.1(b)(iii) (Capital Structure) of the Merger Agreement shall be true and correct in all respects (except for any de minimis inaccuracy) as of the date of the Merger Agreement and as of the closing date of the Merger Agreement as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case as of such earlier date); (B) any representation and warranty of Beacon set forth in Section 3.1(f)(i)(B) (Absence of Certain Changes) and Section 3.1(b)(vi) (Capital Structure) of the

Merger Agreement shall be true and correct in all respects as of the date of the Merger Agreement and as of the closing date of the Merger Agreement as though made on and as of such date and time; (C) any of the representations and warranties of Beacon set forth in Section 3.1(a) (Organization, Good Standing and Qualification), Section 3.1(b) (Capital Structure) (other than Section 3.1(b)(i), Section 3.1(b)(iii) and Section 3.1(b)(vi) thereof), Section 3.1(c) (Corporate Authority; Approval), Section 3.1(j) (Takeover Statutes) and Section 3.1(s) (Brokers and Finders) of the Merger Agreement shall be true and correct in all material respects as of the date of the Merger Agreement and as of the closing date of the Merger Agreement as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case as of such earlier date); or (D) any of the other representations and warranties of Beacon set forth in the Merger Agreement (other than those listed in the preceding clauses (A), (B) and (C)) shall be true and correct in all respects (without regard to any materiality or Company Material Adverse Effect qualifications contained therein) as of the date of the Merger Agreement and as of the closing date of the Merger Agreement as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case as of such earlier date); provided, however, that notwithstanding anything in the Merger Agreement to the contrary, the condition set forth in this clause (D) shall be deemed to have been satisfied even if any representations and warranties of Beacon are not so true and correct unless the failure of such representations and warranties of Beacon to be so true and correct, individually or in the aggregate, has had or is reasonably expected to have a Company Material Adverse Effect;
iii.	Beacon shall have performed in all material respects all obligations required to be performed by it under the Merger Agreement at or prior to the closing date of the Merger Agreement; and
iv.
Purchaser shall have received a certificate of Beacon, executed by the chief executive officer or the chief financial officer of Beacon, dated as of the Expiration Time, to the effect that the conditions set forth in clauses (f)(ii), (f)(iii) and (d) above have been satisfied.

The foregoing conditions are for the sole benefit of QXO and Purchaser, may be asserted by QXO or Purchaser regardless of the circumstances giving rise to any such conditions, and may be waived by QXO or Purchaser in whole or in part at any time and from time to time in their sole and absolute discretion (except for the Minimum Tender Condition), in each case, subject to the terms of the Merger Agreement and the applicable rules and regulations of the SEC. The failure by QXO or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time. Notwithstanding the foregoing, in accordance with SEC rules and regulations, upon discovery of a condition that gives rise to termination of the Offer, we will undertake to promptly notify the Beacon stockholders of a decision to either terminate the Offer, or to waive the condition and proceed with the Offer. The waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances. If we waive a material condition of the Offer, we will extend the Offer, if required by applicable law, for a period sufficient to allow you to consider the amended terms of the Offer.
Consummation of the Offer is not conditioned upon any financing arrangements or subject to any financing condition.
The foregoing description of the conditions to the Offer is qualified in its entirety by reference to the Merger Agreement, which is filed as an exhibit to the Tender Offer Statement on Schedule TO.
16.	Certain Legal Matters; Regulatory Approvals; Appraisal Rights.
General. Based on our examination of publicly available information filed by Beacon with the SEC and other information concerning Beacon, we are not aware of any governmental license or regulatory permit that appears to be material to Beacon’s business that might be adversely affected by our acquisition of Shares pursuant to the Offer or, except as set forth below, of any approval or other action by any government or governmental administrative or regulatory authority or agency, domestic or foreign, that would be required for our acquisition or ownership of Shares pursuant to the Offer. Should any such approval or other action be required or desirable, we currently contemplate that, except as described below under “Other State Takeover Statutes,” such approval or other action will be sought. Except as described below under “Antitrust,” there is, however, no current intent to delay the purchase of Shares tendered pursuant to the Offer pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained (with or without substantial conditions). Our obligation under the Offer to accept for payment and pay for Shares is subject to the conditions set forth in “The Offer—Section 15—Conditions of the Offer.”
Delaware Business Combination Statute. Beacon is subject to the provisions of Section 203 of the DGCL, which imposes certain restrictions on business combinations involving Beacon and any interested stockholder. For a discussion of the provisions of Section 203 of the DGCL, see “The Offer—Section 13—Purpose of the Offer and the Merger; Plans for Beacon; Statutory Requirements; Approval of the Merger.”
Other State Takeover Statutes. A number of states have adopted laws which purport, to varying degrees, to apply to attempts to acquire corporations that are incorporated in, or which have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in, such states. Beacon, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted such laws. Except as described herein, we do not know whether any of these laws will, by their terms, apply to the Offer or any merger or other business combination between us or any of our affiliates and Beacon, and we have not made efforts to comply with any such laws. To the extent that certain provisions of these laws purport to apply to the Offer or any such merger or other business combination, we believe that there are reasonable bases for contesting such laws.
Beacon has represented to QXO and the Purchaser in the Merger Agreement (assuming the accuracy of specified representations and warranties of QXO and the Purchaser) that (i) no restrictions contained in any “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation or any anti-takeover provision in Beacon’s certificate of incorporation or by-laws is applicable to the execution, delivery or performance of Merger Agreement or the consummation of the Merger or the Offer, and (ii) the Beacon Board has taken the necessary action to render the restrictions of Section 203 of the DGCL inapplicable to the execution, delivery or performance of the Merger Agreement and the consummation of the transactions contemplated thereby.
In 1982, in Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987 in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquiror from obtaining voting rights in shares of a target corporation without the prior approval of the remaining stockholders where, among other things, the corporation is incorporated, and has a substantial number of stockholders, in the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a U.S. federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional as applied to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a U.S. federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a U.S. federal district court in Florida held in Grand Metropolitan PLC v. Butterworth that the provisions of the Florida Affiliated Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida.
If any government official or third party seeks to apply any state takeover law to the Offer or any merger or other business combination between us or any of our affiliates and Beacon, we will take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. If it is asserted that one or more state takeover statutes are applicable to the Offer or any such merger or other business combination and an appropriate court does not determine that they are inapplicable or invalid as applied to the Offer or any such merger or other business combination, we might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and we may be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or any such merger or other business combination. In such case, we may not be obligated to accept for payment or pay for any tendered Shares. See “The Offer—Section 15—Conditions of the Offer.”

Antitrust. Under the HSR Act, and the rules that have been promulgated thereunder by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied. Similar requirements apply under the Competition Act (Canada). The purchase of Shares pursuant to the Offer is subject to such requirements.
Each of QXO and Beacon has made its respective filings pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”) and Part IX of the Competition Act (Canada) with respect to the Offer. The waiting period under the HSR Act with respect to the Offer expired on February 11, 2025 and QXO received early termination of the waiting period from the Canadian Competition Bureau on February 10, 2025.
At any time before or after the consummation of the Offer, antitrust regulators could take such action under the antitrust laws as they deem necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of our or Beacon’s substantial assets. Private parties and individual states may also bring legal action under the antitrust laws. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be. See “The Offer—Section 15—Conditions of the Offer” for certain conditions to the Offer, including conditions with respect to litigation and certain governmental actions. Shares will not be accepted for payment or paid for pursuant to the Offer if, a state, a private party, foreign antitrust regulators or any other antitrust regulator has commenced or threatens to commence an action or proceeding against the Offer or Merger as a result of which any of the conditions described in “The Offer—Section 15—Conditions of the Offer” would not be satisfied.
If a state, a private party, foreign antitrust regulators or any other antitrust regulator raises antitrust concerns in connection with the Offer, QXO and the Purchaser, at their discretion, may engage in negotiations with the relevant governmental agency or party concerning possible means of addressing these issues and may delay consummation of the Offer or the Merger while such discussions are ongoing. We are not aware of any other regulatory filings or approvals in other non-U.S. jurisdictions that will be required as a result of the Offer or the Merger, other than pursuant to the HSR Act and Part IX of the Competition Act (Canada), for which required clearances have already been obtained.
Appraisal Rights. You do not have appraisal rights as a result of the Offer. However, if the Merger is consummated, holders of record and beneficial owners of Shares who (i) do not tender their Shares in the Offer (or, if tendered, validly and subsequently withdraw such Shares prior to the Acceptance Time) and continuously hold (in the case of holders of record) or own (in the case of beneficial owners) their Shares through the effective date of the Merger, (ii) strictly comply with the procedures set forth in Section 262 of the DGCL, (iii) meet certain statutory requirements, and (iv) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case, in accordance with the DGCL, will be entitled to seek appraisal of their Shares and receive, in lieu of the Merger Consideration, a cash payment equal to the judicially determined “fair value” of their Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any (all such Shares, collectively, the “Dissenting Shares”). Any such judicial determination of the fair value of the Dissenting Shares could be based upon considerations other than or in addition to the price paid in the Offer and the market value of the Shares. Stockholders should recognize that the value so determined could be higher or lower than, or the same as, the price per Share paid pursuant to the Offer or the consideration paid in the Merger. Moreover, we may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Dissenting Shares is less than the price paid in the Offer.
If any holder of record or beneficial owner of Shares who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses, its, his or her rights to appraisal as provided in the DGCL, the Shares of such person will be converted into the right to receive, without any interest thereon, the price per Share paid in the Merger. A stockholder or beneficial owner may withdraw its, his or her demand for appraisal by delivering a written withdrawal either within 60 days after the effective date of the Merger or thereafter with the written approval of the Surviving Corporation in accordance with Section 262 of the DGCL and accept the Merger Consideration in accordance with the Merger Agreement.
Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights. The foregoing summary of appraisal rights under Delaware law does not purport to be a statement of the procedures to be followed by Beacon stockholders and beneficial owners desiring to exercise any appraisal rights under Delaware law. We recommend that any Beacon stockholders or beneficial owners wishing to pursue appraisal rights with respect to the Merger consult their legal advisors.
Any merger or other similar business combination with Beacon would also have to comply with any applicable U.S. federal law. In particular, unless the Shares were deregistered under the Exchange Act prior to such transaction, if such merger or other business combination were consummated more than one year after termination of the Offer or did not provide for stockholders to receive cash for their Shares in an amount at least equal to the price paid in the Offer, we may be required to comply with Rule 13e-3 under the Exchange Act. If applicable, Rule 13e-3 would require, among other things, that certain financial information concerning Beacon and certain information relating to the fairness of the proposed transaction and the consideration offered to minority stockholders in such a transaction be filed with the SEC and distributed to such stockholders prior to consummation of the transaction.
17.	Legal Proceedings.
We are not aware of any legal proceedings relating to this Offer to Purchase.
18.	Fees and Expenses.
Morgan Stanley & Co. is acting as our lead financial advisor in connection with the Offer and will receive customary fees in connection with this engagement.
We have retained Innisfree M&A Incorporated to act as the Information Agent and Computershare Trust Company, N.A. to act as the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, e-mail, telephone, telex, telegraph, personal interviews and other methods of communication and may request brokers, dealers, banks, trust companies and other nominees to forward materials relating to the Offer to beneficial owners. The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services, will be reimbursed for certain reasonable out-of-pocket expenses, and will be indemnified against certain liabilities in connection therewith, including certain liabilities under the U.S. federal securities laws.
We will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent and the Depositary) for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, banks, trust companies and other nominees will, upon request, be reimbursed by us for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers.
19.	Miscellaneous.
Neither the Purchaser nor QXO is aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If we become aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares pursuant thereto, we will make a good faith effort to comply with that state statute or seek to have such statute declared inapplicable to the Offer. If, after a good faith effort, we cannot cause the Offer to comply with the state statute, we will not make the Offer to the holders of Shares in that state. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.
No person has been authorized to give any information or make any representation on behalf of QXO or the Purchaser not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.
We have filed with the SEC a Tender Offer Statement on Schedule TO, together with exhibits, pursuant to Rule 14d-3 under the Exchange Act, furnishing certain additional information with respect to the Offer. The Schedule TO and any amendments thereto, including exhibits, are available free of charge at the website maintained by the SEC at http://www.sec.gov in the manner described in “The Offer—Section 9—Certain Information Concerning the Purchaser, QXO, TopCo and HoldCo” of this Offer to Purchase.
Queen MergerCo, Inc.
March 31, 2025

SCHEDULE I
DIRECTORS AND EXECUTIVE OFFICERS OF QXO
The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five (5) years of each director and executive officer of QXO are set forth below. The business address of each director and executive officer is care of QXO, Inc., Five American Lane, Greenwich, CT 06831. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with QXO. None of the directors and executive officers of QXO listed below has, during the past five (5) years, (i) been convicted in a criminal proceeding or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws. All directors and executive officers listed are citizens of the United States.

BOARD OF DIRECTORS
Name	Current Principal Occupation or Employment and Five-Year Employment History
Brad Jacobs
Mr. Jacobs has served as chairman of QXO’s Board of Directors since June 6, 2024. He has been the executive chairman of the board of directors of XPO, Inc. (XPO) since November 1, 2022, and was previously chairman and chief executive officer from September 2, 2011 to November 1, 2022. Mr. Jacobs has served as non-executive chairman of the board of directors of GXO Logistics, Inc. since August 2, 2021, and RXO, Inc. since November 1, 2022. Additionally, he is the managing member of Jacobs Private Equity, LLC and Jacobs Private Equity II, LLC. Prior to XPO, Mr. Jacobs led two public companies: United Rentals, Inc., which he founded in 1997, and United Waste Systems, Inc., which he founded in 1989. Mr. Jacobs served as chairman and chief executive officer of United Rentals for that company’s first six years and as its executive chairman for an additional four years. He served eight years as chairman and chief executive officer of United Waste Systems.

Jason Aiken
Mr. Aiken has served as a director of QXO since June 6, 2024. He has served as executive vice president, technologies, of General Dynamics Corporation since January 2023. Previously, he held the joint role of executive vice president, technologies, and chief financial officer from January 2023 to February 2024, and senior vice president and chief financial officer from January 2014 to January 2023. Earlier, Mr. Aiken was the senior vice president and chief financial officer of General Dynamics subsidiary Gulfstream Aerospace Corporation, and held positions with General Dynamics, including vice president and controller, staff vice president of accounting and director of consolidation accounting. Prior to joining General Dynamics, Mr. Aiken was an audit manager with Arthur Andersen LLP in Washington, D.C., where he provided audit and consulting services for defense contractors. He holds an MBA degree from the Kellogg School of Management at Northwestern University, and a bachelor’s degree in business administration and accounting from Washington and Lee University.

Marlene Colucci
Ms. Colucci has served as a director of QXO since June 6, 2024. She has served as the chief executive officer of The Business Council in Washington, D.C. since July 2013. Previously, from September 2005 to June 2013, she was executive vice president of public policy for the American Hotel & Lodging Association. From September 2003 to June 2005, she served in the White House as special assistant to President George W. Bush in the Office of Domestic Policy. In this role, she developed labor, transportation and postal reform policies and advised the president and his staff on related matters. Earlier, Ms. Colucci served as deputy assistant secretary with the U.S. Department of Labor’s Office of Congressional and Intergovernmental Affairs. Her law career includes more than 12 years with the firm of Akin Gump Strauss Hauer & Feld LLP, where she served as senior counsel. She is vice chair of the board of directors of GXO Logistics, Inc. Ms. Colucci holds a JD degree from Georgetown University Law Center.

BOARD OF DIRECTORS
Name	Current Principal Occupation or Employment and Five-Year Employment History

Mario Harik
Mr. Harik has served as a director of QXO since June 6, 2024. He has led XPO, Inc. (XPO) as chief executive officer since November 2022 and serves on its board. He joined XPO in 2011 as chief information officer and held additional roles as chief customer officer and president, North American less-than-truckload. His prior career included chief information officer with Oakleaf Waste Management, chief technology officer with Tallan, Inc., and co-founder of G3 Analyst. He holds a master’s degree in engineering, information technology from Massachusetts Institute of Technology, and a degree in engineering, computer and communications from the American University of Beirut in Lebanon.

Mary Kissel
Ms. Kissel has served as a director of QXO since June 6, 2024. She is executive vice president and senior policy advisor with Stephens Inc. Previously, Ms. Kissel served as senior advisor to the U.S. Secretary of State from October 2018 to January 2021. Prior to joining the State Department, she was a member of The Wall Street Journal editorial board in New York and editorial page editor for Asia Pacific in Hong Kong. She began her career at Goldman Sachs. Ms. Kissel is a nonresident senior fellow at Hudson Institute, a member of the Council on Foreign Relations, and a director of the American Australian Council. She is vice chairman of the board of directors of RXO, Inc. Ms. Kissel holds a master’s degree from Johns Hopkins School of Advanced International Studies, and a bachelor’s degree in government from Harvard University.

Jared Kushner
Mr. Kushner has served as a director of QXO since July 22, 2024. He is the chief executive officer of Affinity Partners, a global investment firm with $ 4.6 billion under management and a portfolio of market-leading, high-growth investments. From 2017 to 2021, he served as senior advisor to the President of the United States. In this role, Mr. Kushner managed the U.S.-Mexico relationship, led Middle East peace efforts, and negotiated the overhaul of America’s federal prison and criminal justice systems. Previously, Mr. Kushner was the chief executive officer of Kushner Companies, a New York-based real estate developer and co-founded two technology companies. He holds JD and MBA degrees from New York University, and a bachelor’s degree from Harvard University.

Allison Landry
Ms. Landry has served as lead independent director of QXO since June 6, 2024. She was a senior transportation research analyst with Credit Suisse, covering the trucking, railroad, airfreight and logistics industries from September 2005 to July 2021. Previously, she was a financial analyst and senior accountant with OneBeacon Insurance Co. (now Intact Insurance Specialty Solutions). She serves as vice chair of the board of directors of XPO, Inc. She holds an MBA degree from Boston University’s Questrom School of Business, and a bachelor’s degree in psychology from College of the Holy Cross.

EXECUTIVE OFFICERS
Name	Current Principal Occupation or Employment and Five-Year Employment History
Brad Jacobs
Chairman and Chief Executive Officer

Mr. Jacobs founded and led five public companies prior to QXO: United Waste Systems, Inc., United Rentals, Inc., XPO, Inc., and XPO’s spin-offs, GXO Logistics, Inc. and RXO, Inc. He serves as executive chairman of XPO and as non-executive chairman of GXO and RXO. Mr. Jacobs is the managing partner of Jacobs Private Equity, LLC.

Ihsan Essaid
Chief Financial Officer

Mr. Essaid most recently served as global head of M&A at Barclays, after previously serving as the bank’s co-head of global M&A and co-head of Americas M&A. He has more than three decades of experience in global investment banking, where he has provided critical advisory services for large M&A and capital markets transactions. Prior to Barclays, Mr. Essaid was a managing director of media and telecom M&A at Credit Suisse from 2015 to 2021. Earlier, he was a partner at Perella Weinberg Partners.

Chris Signorello
Chief Legal Officer

Mr. Signorello previously served in senior legal roles with XPO, Inc. from 2017 to 2023, most recently as deputy general counsel and chief compliance officer. Prior to XPO, he was with industrial and consumer products leader Henkel Corporation for nearly a decade, where he was associate general counsel, among other leadership positions. Earlier, he spent nine years with the product liability and commercial litigation practice groups at Goodwin Procter LLP.

Sean Smith
Chief Accounting Officer and Deputy Chief Financial Officer

Mr. Smith has more than two decades of senior financial experience across multiple industries. From 2019 to 2024, he served as corporate controller for Chewy, Inc., a leading e-commerce retailer of pet supplies and medications. Prior to Chewy, he held key finance positions with XPO, Inc. over more than three years, most recently as corporate controller. He began his career with KPMG LLP.

Mark Meller
President, SWK Technologies, Inc. (a wholly-owned subsidiary of QXO)

Mr. Meller previously served as the Chief Executive Officer, President and Director of QXO (formerly known as SilverSun Technologies, Inc.) from 2004 until 2024. From 1988 until 2003, Mr. Meller was Chief Executive Officer of Bristol Townsend and Co., Inc., a New Jersey-based consulting firm providing merger and acquisition advisory services to middle market companies. From 1986 to 1988, Mr. Meller was Vice President of Corporate Finance and General Counsel of Crown Capital Group, Inc, a New Jersey-based consulting firm providing advisory services for middle market leveraged buy-outs. Prior to 1986, Mr. Meller was a financial consultant and practiced law in New York City.

EXECUTIVE OFFICERS OF HOLDCO AND TOPCO
The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five (5) years of each executive officer of HoldCo and TopCo are set forth below. HoldCo is managed by its sole member, TopCo, which is a wholly-owned subsidiary of QXO. TopCo is managed by its sole member, QXO. The business address of each executive officer is care of QXO, Inc., Five American Lane, Greenwich, CT 06831. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with HoldCo or TopCo. None of the executive officers of Holdco or TopCo listed below has, during the past five (5) years, (i) been convicted in a criminal proceeding or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws. All executive officers listed are citizens of the United States.

EXECUTIVE OFFICERS OF HOLDCO AND TOPCO
Name	Current Principal Occupation or Employment and Five-Year Employment History
Ihsan Essaid
President of HoldCo and TopCo; Chief Financial Officer of QXO

Mr. Essaid most recently served as global head of M&A at Barclays, after previously serving as the bank’s co-head of global M&A and co-head of Americas M&A. He has more than three decades of experience in global investment banking, where he has provided critical advisory services for large M&A and capital markets transactions. Prior to Barclays, Mr. Essaid was a managing director of media and telecom M&A at Credit Suisse from 2015 to 2021. Earlier, he was a partner at Perella Weinberg Partners.

Chris Signorello
Secretary of HoldCo and TopCo; Chief Legal Officer of QXO

Mr. Signorello previously served in senior legal roles with XPO, Inc. from 2017 to 2023, most recently as deputy general counsel and chief compliance officer. Prior to XPO, he was with industrial and consumer products leader Henkel Corporation for nearly a decade, where he was associate general counsel, among other leadership positions. Earlier, he spent nine years with the product liability and commercial litigation practice groups at Goodwin Procter LLP.

DIRECTORS AND EXECUTIVE OFFICERS OF THE PURCHASER
The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five (5) years of each director and executive officer of the Purchaser are set forth below. The business address of each director and executive officer is care of QXO, Inc., Five American Lane, Greenwich, CT 06831. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with QXO and the occupation listed below an individual’s name refers to employment with the Purchaser. None of the directors and executive officers of the Purchaser listed below has, during the past five (5) years, (i) been convicted in a criminal proceeding or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws. All directors and executive officers listed are citizens of the United States.

BOARD OF DIRECTORS
Name	Current Principal Occupation or Employment and Five-Year Employment History
Ihsan Essaid
Chief Financial Officer of QXO

Mr. Essaid most recently served as global head of M&A at Barclays, after previously serving as the bank’s co-head of global M&A and co-head of Americas M&A. He has more than three decades of experience in global investment banking, where he has provided critical advisory services for large M&A and capital markets transactions. Prior to Barclays, Mr. Essaid was a managing director of media and telecom M&A at Credit Suisse from 2015 to 2021. Earlier, he was a partner at Perella Weinberg Partners.

Chris Signorello
Chief Legal Officer of QXO

Mr. Signorello previously served in senior legal roles with XPO, Inc. from 2017 to 2023, most recently as deputy general counsel and chief compliance officer. Prior to XPO, he was with industrial and consumer products leader Henkel Corporation for nearly a decade, where he was associate general counsel, among other leadership positions. Earlier, he spent nine years with the product liability and commercial litigation practice groups at Goodwin Procter LLP.

EXECUTIVE OFFICERS
Name	Current Principal Occupation or Employment and Five-Year Employment History
Ihsan Essaid
President of Purchaser; Chief Financial Officer of QXO

Mr. Essaid most recently served as global head of M&A at Barclays, after previously serving as the bank’s co-head of global M&A and co-head of Americas M&A. He has more than three decades of experience in global investment banking, where he has provided critical advisory services for large M&A and capital markets transactions. Prior to Barclays, Mr. Essaid was a managing director of media and telecom M&A at Credit Suisse from 2015 to 2021. Earlier, he was a partner at Perella Weinberg Partners.

Chris Signorello
Secretary of Purchaser; Chief Legal Officer of QXO

Mr. Signorello previously served in senior legal roles with XPO, Inc. from 2017 to 2023, most recently as deputy general counsel and chief compliance officer. Prior to XPO, he was with industrial and consumer products leader Henkel Corporation for nearly a decade, where he was associate general counsel, among other leadership positions. Earlier, he spent nine years with the product liability and commercial litigation practice groups at Goodwin Procter LLP.

The Depositary for the Offer is:

By Mail:	By Express Mail; or Courier:

Computershare Trust Company, N.A. Attn: Voluntary Corporate Actions COY BECN P.O. Box 43011 Providence, Rhode Island 02940	Computershare Trust Company, N.A. Attn: Voluntary Corporate Actions COY BECN 150 Royall Street, Suite V Canton, Massachusetts 02021

Questions or requests for assistance may be directed to the Information Agent at the address or telephone numbers set forth below. Requests for copies of this Offer to Purchase, the related Letter of Transmittal, the Notice of Guaranteed Delivery and all other related materials may be directed to the Information Agent or brokers, dealers, commercial banks and trust companies, and copies will be furnished promptly at the Purchaser’s expense. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.
The Information Agent for the Offer is:

Innisfree M&A Incorporated
501 Madison Avenue, 20th Floor
New York, NY 10022
Stockholders may call toll free: (877) 717-3922
Banks and Brokers may call collect: (212) 750-5833